SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2026

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PRIVATE INSTRUMENT OF ISSUANCE DEED OF THE 8TH (EIGHTH) ISSUANCE OF SIMPLE DEBENTURES, NON-CONVERTIBLE INTO SHARES, OF THE UNSECURED TYPE, IN UP TO 3 (THREE) SERIES, FOR PUBLIC DISTRIBUTION, UNDER THE AUTOMATIC REGISTRATION PROCEDURE, OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS entered into by and between CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS as Issuer and VÓRTX DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS LTDA., as Fiduciary Agent, representing the body of Debenture Holders February 6, 2026 Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 1 PRIVATE INSTRUMENT OF ISSUANCE DEED OF THE 8TH (EIGHTH) ISSUANCE OF SIMPLE DEBENTURES, NON-CONVERTIBLE INTO SHARES, OF THE UNSECURED TYPE, IN UP TO 3 (THREE) SERIES, FOR PUBLIC DISTRIBUTION, UNDER THE AUTOMATIC REGISTRATION PROCEDURE, OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS By this private instrument, on the one hand, CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS, a corporation registered as a securities issuer, category "A", with the Brazilian Securities and Exchange Commission ("CVM"), in the operational phase, with headquarters in the city of Rio de Janeiro, state of Rio de Janeiro, at Avenida Graça Aranha, No. 26, Store A, Centro, ZIP Code 20030-900, enrolled in the National Register of Legal Entities of the Ministry of Finance ("CNPJ") under No. 00.001.180/0001-26, with its constitutive instruments registered with the Commercial Registry of the State of Rio de Janeiro ("JUCERJA") under NIRE 33.300.346.767, herein represented in accordance with its bylaws ("Issuer"); and, on the other hand, VÓRTX DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS LTDA., financial institution authorized to operate by the Central Bank of Brazil, incorporated as a limited liability business company, with headquarters in the city of São Paulo, state of São Paulo, at Rua Gilberto Sabino, No. 215, suite 41, room 2, Pinheiros, ZIP Code 05425-020, enrolled in the CNPJ under No. 22.610.500/0001-88, herein represented in accordance with its articles of association ("Fiduciary Agent"), in the capacity of representative of the holders of Debentures (as defined below) ("Debenture Holders"), the Issuer and the Fiduciary Agent hereinafter referred to, jointly, as "Parties" and, individually and interchangeably, as "Party"; RESOLVE to execute this "Private Instrument of Issuance Deed of the 8th (Eighth) Issuance of Simple Debentures, Non-Convertible into Shares, of the Unsecured Type, in up to 3 (Three) Series, for Public Distribution, under the Automatic Registration Procedure, of Centrais Elétricas Brasileiras S.A. - Eletrobras" ("Issuance Deed"), to be governed by the following clauses, terms and conditions: 1. AUTHORIZATIONS 1.1. Corporate Authorization of the Issuer 1.1.1. This Issuance Deed is executed in accordance with the Meeting of the Board of Directors of the Issuer held on February 6, 2026 ("Board of Directors Meeting of the Issuer"), at which the terms and conditions of the 8th (eighth) issuance of simple debentures, non-convertible into shares, of the unsecured type, in up to 3 (three) series, of the Issuer ("Issuance" and "Debentures", respectively), were resolved and approved, as provided in article 59, main section and first paragraph of Law No. 6,404, of December 15, 1976, as amended (“Corporations Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 2 Law”) which will be subject to public distribution, under the automatic registration procedure, without prior analysis by the CVM, intended for Professional Investors (as defined below), pursuant to Law No. 6,385, of December 7, 1976, as amended ("Securities Market Law"), CVM Resolution No. 160, of July 13, 2022, as amended ("CVM Resolution 160"), and other applicable legal provisions ("Offering"). 1.1.2. The Board of Directors Meeting of the Issuer also approved, among other characteristics of the Issuance and the Offering, the authorization to the Issuer's representatives to (i) perform all acts necessary to implement the resolutions set forth therein, as well as execute all and any instruments related to the Issuance and the Offering, including, but not limited to, this Issuance Deed and the Distribution Agreement (as defined below), and may, for such purposes, execute any amendments to such instruments (if necessary), including the amendment to this Issuance Deed that will ratify the result of the Bookbuilding Procedure (as defined below) and the Drop Down Amendment (as defined below); and (ii) formalize and effect the engagement of the Coordinators (as defined below), the Fiduciary Agent, legal advisors and service providers necessary for the implementation of the Issuance and the Offering, including, but not limited to, the Registrar (as defined below), the Settlement Agent (as defined below), the Credit Rating Agency (as defined below) and B3 S.A. – Brasil, Bolsa, Balcão – Balcão B3 ("B3"), among others, and may, for such purposes, negotiate and execute the respective engagement instruments and any amendments. 2. REQUIREMENTS The Issuance and the Offer shall be carried out in compliance with the following requirements: 2.1. Registration with the CVM without Prior Analysis and with the Brazilian Association of Financial and Capital Market Entities and Waiver of Prospectus and Information Sheet 2.1.1. The Offer shall be registered with the CVM under the automatic registration procedure for distribution, without prior analysis by the CVM, pursuant to article 25, paragraph 2, and article 26, item IV, subparagraph "a" of CVM Resolution 160, as it is a public offering (i) of debentures non-convertible into shares; (ii) intended exclusively for Professional Investors; and (iii) whose issuer qualifies as a frequent issuer of fixed income securities – EFRF for being an issuer with significant market exposure – EGEM, pursuant to article 38-A, item I, of CVM Resolution No. 80, of March 29, 2022, as in force ("CVM Resolution 80"). 2.1.2. Pursuant to CVM Resolution No. 30, of May 11, 2021, as amended ("CVM Resolution 30") and for purposes of the Offer, the following shall be considered: Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 3 (i) “Professional Investors”: (a) financial institutions and other institutions authorized to operate by the Central Bank of Brazil; (b) insurance companies and capitalization companies; (c) open and closed supplementary pension entities; (d) individuals or legal entities that have financial investments in excess of R$ 10,000,000.00 (ten million Reais) and that, in addition, certify, in writing, their status as professional investors by their own terms, in accordance with CVM Resolution 30; (e) investment funds; (f) investment clubs, provided their portfolio is managed by a securities portfolio manager authorized by the CVM; (g) investment advisors, portfolio managers, analysts and securities consultants authorized by the CVM, with respect to their own resources; (h) non-resident investors; and (i) endowment funds. (ii) social security pension schemes established by the Federal Government, States, the Federal District or Municipalities are considered Professional Investors only if recognized as such, in accordance with specific regulations of the Ministry of Social Security. 2.1.3. Accordingly, in view of the procedure and target audience adopted, the Offer was exempted from presenting preliminary and final prospectuses or an information sheet for its execution. 2.1.4. The Offering will be subject to registration with ANBIMA - Brazilian Association of Financial and Capital Market Entities ("ANBIMA"), within up to 7 (seven) days from the disclosure of the closing announcement of the Offering, pursuant to articles 15 and 18 of the "Rules and Procedures for Public Offerings", as in force, an integral part of the "ANBIMA Code of Self-Regulation for Structuring, Coordination and Distribution of Public Offerings of Securities and Public Offerings for Acquisition of Securities", as in force. 2.2. Filing and Publication of the Minutes of the Issuer's Board of Directors Meeting 2.2.1. The minutes of the Board of Directors Meeting of the Issuer will be disclosed on the Issuer's website (https://ri.axia.com.br) and in the electronic system available on the CVM's website within up to 7 (seven) Business Days from its completion, pursuant to article 33, item V and paragraph 8 of CVM Resolution 80, as amended ("CVM Resolution 80") and article 62, item I, subitem (a) and paragraph 5 of the Corporations Law, as well as will be duly registered with JUCERJA and published, in summarized form, in the newspaper "Valor Econômico" ("Issuer's Publication Newspaper"), with simultaneous disclosure of its full content on the Issuer's Publication Newspaper's website, which must provide digital certification of the authenticity of documents maintained Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 4 on its own pages issued by a certifying authority accredited within the Brazilian Public Key Infrastructure (ICP-Brasil), pursuant to articles 62, item I, subitem "a" and 289 of the Corporations Law. 2.2.2. The Issuer must send to the Fiduciary Agent 1 (one) electronic copy (.pdf format) of the minutes of the Issuer's Board of Directors Meeting duly registered with JUCERJA within 5 (five) Business Days (as defined below) from the approval of the respective registration. 2.3. Disclosure of this Issuance Deed and its Amendments 2.3.1. The Issuance Deed and any amendments shall be duly disclosed in an electronic system available on the CVM's website within 7 (seven) Business Days from the date of execution of this Issuance Deed, and its possible amendments, as applicable, pursuant to article 33, item XVII, and paragraph 8 of CVM Resolution 80 and article 62, item I, and paragraph 5 of the Corporations Law. 2.3.2. This Issuance Deed will be subject to amendment to reflect the result of the Bookbuilding Procedure, under the terms and conditions approved in the Board of Directors Meeting of the Issuer and substantially in the form of Annex IV and, therefore, without the need for new corporate approval by the Issuer or the holding of a General Meeting of Debenture Holders (as defined below), which will define (i) the final quantity of Debentures in each Series (as defined below), considering the possible exercise of the Additional Lot Option (as defined below) and subject to the Minimum Amount (as defined below) and the Maximum Amount (as defined below); (ii) the existence of the Debentures of the First Series (as defined below), the Debentures of the Second Series (as defined below) and the Debentures of the Third Series (as defined below); (iii) the final rate of the Remuneration (as defined below) of the Debentures of each Series (as defined below), subject to the Ceiling Rate (as defined below) of each of the Series; and (iv) the total value of the Issuance, considering the possible exercise of the Additional Lot Option, in any case, without the need for prior approval of the Debenture Holders and/or any additional corporate approval by the Issuer. 2.4. Deposit for Distribution, Trading and Financial Settlement The Debentures shall be deposited for (i) distribution in the primary market through the MDA – Asset Distribution Module ("MDA"), administered and operated by B3, with the distribution settled financially through B3; and (ii) trading in the secondary market through CETIP21 – Securities ("CETIP 21"), administered and operated by B3, with trades settled financially and the Debentures held electronically in custody at B3. Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 5 2.5. Classification of the Project as Priority 2.5.1. The Debentures shall be issued in the form provided for in article 2 of Law No. 12,431, of June 24, 2011, as amended ("Law 12,431"), and in Decree No. 11,964, of March 26, 2024, as amended ("Decree 11,964"), or regulations that amend, replace or supplement them. The Project (as defined below) was filed with the National Secretariat for Energy Transition and Planning of the Ministry of Mines and Energy ("MME") under the protocol numbers and dates indicated in Annex V to this Issuance Deed. 3. CORPORATE PURPOSE OF THE ISSUER AND CHARACTERISTICS OF THE ISSUANCE 3.1. Corporate Purpose of the Issuer 3.1.1. The Issuer's corporate purpose is: (i) to conduct studies, projects, construction and operation of power generation plants and electricity transmission and distribution lines, as well as to enter into corporate acts arising from these activities, such as electricity trading; and (ii) to promote and support research of its business interest in the energy sector, related to electricity generation, transmission and distribution, as well as studies on the use of reservoirs for multiple purposes, prospecting and development of alternative energy generation sources, incentives for rational and sustainable use of energy and implementation of smart energy grids. 3.2. Allocation of Funds 3.2.1. Pursuant to article 2, paragraph 1, of Law 12,431, Decree 11,964, and Resolution of the National Monetary Council ("CMN") No. 5,034, of July 21, 2022, as amended ("CMN Resolution 5,034"), the funds raised by the Issuer through the Debentures will be used exclusively for future payment, reimbursement of expenses, costs or debts related to the implementation of the Project (as defined below), that have occurred within a period equal to or less than 48 (forty-eight) months from the closing date of the Offering, as detailed in Annex V to this Issuance Deed. 3.2.2. Additional resources required for the Project shall derive from a combination of the Issuer's own resources from its activities and/or other financing contracted via financial and/or capital markets (domestic or foreign), among others. Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 6 3.2.3. The Issuer must send to the Fiduciary Agent a declaration on letterhead signed by a legal representative, attesting to the allocation of the net proceeds from this Issuance, within 30 (thirty) calendar days from the date of effective allocation of all such proceeds or on the Maturity Date, whichever occurs first, and the Fiduciary Agent may request from the Issuer any clarifications and additional documents that may be necessary. 3.2.4. Upon written request by authorities for purposes of complying with rules and requirements of regulatory and supervisory bodies, within up to 10 (ten) Business Days from receipt of the request, or within a shorter period, if so requested by any authority or determined by regulation, the Issuer undertakes to send to the Fiduciary Agent the documents that, at the discretion of the respective authorities or regulatory bodies, prove the allocation of funds originating from the Debentures to the activities indicated above. 3.3. Issue Number 3.3.1. This Issue represents the 8th (eighth) issue of Debentures of the Issuer. 3.4. Number of Series 3.4.1. The Issuance will be carried out in up to 3 (three) series ("First Series", "Second Series" and "Third Series" and, together, "Series"), noting that the Debentures will be subject to the communicating vessels system ("Communicating Vessels System"), so that the quantity of Debentures to be issued in each of the Series will be defined after completion of the Bookbuilding Procedure, except that the First Series, the Second Series and/or the Third Series may not be issued, according to the result of the Bookbuilding Procedure. For purposes of this Issuance Deed, "Debentures of the First Series" means the Debentures issued under the First Series; "Debentures of the Second Series" means the Debentures issued under the Second Series; and "Debentures of the Third Series" means the Debentures issued under the Third Series. 3.4.2. In accordance with the Communicating Vessels System, the quantity of Debentures in the First Series, in the Second Series or in the Third Series must be deducted from the quantity to be allocated to the First Series, to the Second Series or to the Third Series, as applicable, subject to the total quantity of Debentures provided for in Clause 4.8.1 below, so that the sum of the Debentures allocated to the Series actually issued must correspond to the total quantity of Debentures subject to the Issuance. Subject to the provisions of Clause 3.8 below, the Debentures shall be allocated among each Series in order to meet the demand verified in the Bookbuilding Procedure, Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 7 (i) there being no minimum amount for allocation to the First Series and the Second Series (which may not be issued), and (ii) subject, with respect to the Third Series, if issued, to the Minimum Amount and the Maximum Amount. Should, after the Bookbuilding Procedure, the allocation intended for the Third Series not reach the Minimum Amount, the Third Series shall be cancelled. The quantity of Debentures to be allocated to each Series, as well as the possible non-allocation to the First Series, the Second Series or the Third Series, as the case may be, will be subject to an amendment to this Issuance Deed to be executed prior to the Remuneration Start Date (as defined below), subject to the formalities described in Clause 2.3.1 above, without the need for prior approval of the Debenture Holders, convened in a General Meeting of Debenture Holders or any additional corporate approval by the Issuer. 3.4.3. For purposes of this Issuance Deed, "Minimum Amount" means the amount of R$ 200,000,000.00 (two hundred million Reais), corresponding to 200,000 (two hundred thousand) Debentures and "Maximum Amount" means the amount of R$ 500,000,000.00 (five hundred million Reais), corresponding to 500,000 (five hundred thousand) Debentures, which must be observed as a condition for the issuance of the Third Series. Should, after the Bookbuilding Procedure, the Minimum Amount not be reached, the Third Series shall not be issued, and the corresponding volume shall be allocated between the First Series and/or the Second Series, as applicable, pursuant to the Communicating Vessels System. 3.4.4. Except for express references to the Debentures of the First Series, the Debentures of the Second Series and the Debentures of the Third Series, all references to "Debentures" should be understood as references to the Debentures of the First Series, the Debentures of the Second Series and the Debentures of the Third Series, jointly. 3.5. Total Amount of the Issuance 3.5.1. The total amount of the Issuance shall be, initially, R$ 1,600,000,000.00 (one billion six hundred million Reais), on the Issuance Date (as defined below) ("Initial Amount of the Issuance"), it being understood that the Initial Amount of the Issuance may be increased by up to 25% (twenty-five percent), due to the exercise, in whole or in part, of the Additional Lot Option (as defined below), and may reach, in this case, a volume of up to R$ 2,000,000,000.00 (two billion Reais). The total amount of the Issuance shall be adjusted by means of an amendment to this Issuance Deed, according to the result of the Bookbuilding Procedure, without the need for prior approval of the Debenture Holders and/or any additional corporate approval by the Issuer, it being understood that it must observe (i) the total quantity of Debentures provided for in Clause 4.8 below and (ii) the final volume to be allocated to each Series, including the possible non-allocation to the First Series, the Second Series and/or the Third Series, subject to the Minimum Amount and the Maximum Amount, defined in a Communicating Vessels System, in accordance with the Bookbuilding Procedure. Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 8 3.6. Settlement Agent and Registrar 3.6.1. The settlement agent and registrar of the present Issuance shall be VÓRTX DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS LTDA., a corporation with headquarters in the city of São Paulo, state of São Paulo, at Rua Gilberto Sabino, No. 215, Suite 41, Room 2, Pinheiros, ZIP Code 05425-020, registered with the CNPJ under No. 22.610.500/0001-88 ("Settlement Agent" or "Registrar", respectively, whose definitions shall include any other institution that may succeed the Settlement Agent and/or the Registrar in providing settlement agent and/or registration services relating to the Debentures, as applicable). 3.7. Placement and Distribution Procedure 3.7.1. The Debentures will be subject to public distribution, exclusively to Professional Investors, pursuant to the Securities Market Law, CVM Resolution 160 and other applicable legal and regulatory provisions, with the intermediation of financial institutions that are part of the securities distribution system ("Coordinators", one of them being designated as the lead underwriter, "Lead Coordinator"), pursuant to the Securities Market Law, CVM Resolution 160 and other applicable legal and regulatory provisions, under the firm commitment underwriting regime for the Initial Issuance Amount, on an individual and non-joint and several basis, in the proportion and amounts established in the "Coordination, Placement and Public Distribution Agreement, under the Firm Commitment Underwriting Regime, of Simple Debentures, Non-Convertible into Shares, of the Unsecured Type, in up to 3 (Three) Series, under the Automatic Registration Procedure, of the 8th (Eighth) Issuance of Centrais Elétricas Brasileiras S.A. – Eletrobras", to be executed between the Issuer and the Coordinators ("Distribution Agreement"). 3.7.2. The Debentures may be placed with investors only after obtaining automatic registration of the Offer with the CVM and disclosure of the Offer commencement notice, pursuant to CVM Resolution 160, and the distribution plan provided for in the Distribution Agreement must be observed, pursuant to CVM Resolution 160. 3.7.3. The Debentures shall be intended for Professional Investors, pursuant to article 26, item IV, subparagraph "a", of CVM Resolution 160. 3.7.4. The participation of Related Parties in the Offer shall be permitted, according to the terms provided for in the Distribution Agreement and in Clause 3.8.3 and following below. Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 9 3.7.5. Partial distribution of the Debentures shall not be permitted. 3.7.6. The Offer must be completed within 180 (one hundred and eighty) days from the date of disclosure of the Offer commencement notice, pursuant to article 48 of CVM Resolution 160 and applicable regulation. 3.7.7. The Offer shall be conducted by the Coordinators, according to the distribution plan prepared pursuant to article 49 of CVM Resolution 160 and the Distribution Agreement ("Distribution Plan"). 3.7.8. There shall be no preference or priority for subscription of the Debentures by current employees, direct or indirect shareholders of the Issuer, or for any third parties considering potential relationships of a commercial or strategic nature in relation to the Issuer. 3.7.9. No liquidity support fund shall be established nor shall a liquidity guarantee agreement be executed for the Debentures. No price stabilization agreement for the Debentures in the secondary market shall be executed. 3.8. Investment Interest Collection Procedure (Bookbuilding Procedure) 3.8.1. An I nvestment intention collection procedure will be adopted, organized by the Coordinators, with or without receipt of reservations, without minimum or maximum lots, to verify the demand for the Debentures, in order to define, by mutual agreement with the Issuer, (i) the final quantity of Debentures in each Series, considering the possible exercise of the Additional Lot Option and subject to the Minimum Amount and the Maximum Amount; (ii) the existence of the Debentures of the First Series, the Debentures of the Second Series and the Debentures of the Third Series; (iii) the final rate of the Remuneration of the Debentures of each Series, subject to the Ceiling Rate of each of the Series; and (iv) the total amount of the Issuance, considering the possible exercise of the Additional Lot Option ("Bookbuilding Procedure"). 3.8.2. The Issuer shall ratify the result of the Bookbuilding Procedure by means of an amendment to this Issuance Deed, substantially in the form of Annex IV, to be executed prior to the Profitability Start Date, without the need for prior approval of the Debenture Holders, gathered in a General Meeting of Debenture Holders and/or any additional corporate approval by the Issuer. The result of the Bookbuilding Procedure shall be disclosed, pursuant to article 13 of CVM Resolution 160, within 1 (one) Business Day after the Bookbuilding Procedure is carried out. Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 10 3.8.3. Subject to the provisions of article 56 of CVM Resolution 160, the participation of Related Parties in the Offer shall be permitted, without a maximum limit of such participation in relation to the volume of the Offer, according to the terms provided for in the Distribution Agreement. The participation of Related Parties in the Offer shall be permitted upon presentation of their respective investment intentions, without fixing minimum or maximum lots, to the Coordinators. Under penalty of cancellation of the respective investment intentions by the Coordinators, each Professional Investor must inform in their respective investment intentions, mandatorily, their status as a Related Party, if that is the case. 3.8.4. For purposes of this Issuance Deed and the Offering, "Related Parties" are considered to be Professional Investors who are: (i) controllers, direct or indirect, officers of the Coordinators, of the Issuer or of other persons related to the Issuance or the Offering, as well as their respective spouses or partners, their ascendants, descendants and collaterals up to the 2nd (second) degree, companies directly or indirectly controlled by them; (ii) controllers, direct or indirect, or officers of the Special Participants (as defined in the Distribution Agreement); (iii) employees, operators and other agents of the Participating Institutions of the Offering (as defined in the Distribution Agreement), who perform intermediation or operational support activities directly involved in the Offering; (iv) investment advisors who provide services to the participating institutions of the Offering provided they are directly involved in the Offering; (v) other professionals who maintain, with the participating institutions of the Offering, service provision contracts directly related to intermediation or operational support activities in the context of the Offering; (vi) companies controlled, directly or indirectly, by persons related to the participating institutions of the Offering provided they are directly involved in the Offering; (vii) spouses or partners and minor children of the persons mentioned in items "(ii)" to "(v)"; and (viii) clubs and investment funds whose majority of quotas belong to related parties, except if managed on a discretionary basis by unrelated third parties, pursuant to item XVI of article 2 of CVM Resolution 160 and article 2, item XII, of CVM Resolution No. 35, of May 26, 2021, as amended. 3.8.5. Should excess demand of more than 1/3 (one third) of the quantity of Debentures initially offered be verified, to be observed at the Remuneration cutoff rate, placement of Debentures with Related Parties shall not be permitted, and investment intentions made by such Investors who are Related Parties must be automatically cancelled, pursuant to article 56 of CVM Resolution 160, subject to the exceptions of paragraph 1 of the same provision. Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 11 3.8.6. Should there be no excess demand exceeding 1/3 (one third) of the Debentures initially offered, to be observed at the Ceiling Rate of each of the Series, there shall be no maximum limit on the participation of Professional Investors who are Related Parties. 3.8.7. Noting that the right to subscribe and the maximum quantity of Debentures to be subscribed will be disclosed in the Offering documents, the placement prohibition set forth in article 56 of CVM Resolution 160 does not apply (i) to financial institutions that may be engaged as market makers in the context of the Offering; (ii) to asset managers and other entities or individuals subject to regulation that requires minimum capital allocation in investment funds for purposes of making investments by a certain type of investor, exclusively up to the amount necessary for the respective minimum capital allocation rule to be verified; and (iii) if, in the absence of placement to Related Parties, the remaining demand is lower than the quantity of Debentures initially offered, noting that, in this case, the placement of Debentures to Related Parties is limited to what is necessary to reach the quantity of Debentures initially offered, provided that the full placement to non-related parties of the Debentures demanded by them is preserved. 3.9. Trading 3.9.1. Pursuant to article 86, item I of CVM Resolution 160, the Debentures may be traded in regulated markets and in the secondary securities market, (i) freely among Professional Investors; (ii) among qualified investors after 3 (three) months have elapsed from the date of closing of the Offer; and (iii) to the general investing public after 6 (six) months have elapsed from the date of closing of the Offer. In any case, the obligations provided for in CVM Resolution 160 and other applicable legal and regulatory provisions must be observed. 3.10. Tax Treatment of the Debentures 3.10.1. The Debentures enjoy the tax treatment provided for in article 2 of Law 12,431. 3.10.2. Should any holder of the Debentures have tax treatment different from that provided for in Law 12,431, such holder must send to the Settlement Agent, at least 10 (ten) Business Days prior to the scheduled date for receipt of amounts relating to the Debentures, documentation evidencing such tax treatment deemed appropriate by the Settlement Agent, under penalty of Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 12 having the amounts due pursuant to the tax legislation in force deducted from its payments, as if it did not enjoy such tax treatment. 3.10.3. Even if it has received the supporting documentation referred to in Clause 3.10.2 above, and provided it has legal grounds to do so, the Issuer is entitled to deposit in court the taxation it deems due. 3.10.4. Should the Issuer not use the proceeds obtained from the placement of the Debentures in the manner provided in Clause 3.2 above, causing its disqualification pursuant to paragraph 8 of article 1 of Law 12,431, it shall be responsible for the fine to be paid pursuant to Law 12,431. 3.10.5. Without prejudice to the provisions of Clause 3.10.3 above and, should at any time during the term of this Issuance and until the Maturity Date of the Debentures or the date of full settlement of the Debentures, as the case may be, (i) the Debentures definitively cease to enjoy the tax treatment provided for in Law 12,431, including, but not limited to, due to the enactment of a law or act by a competent authority that determines the incidence of withholding income tax on the Remuneration of the Debentures owed to Debenture Holders at rates higher than those in force on the date of disclosure of the market notice; or (ii) there be any withholding of taxes on the income from the Debentures for any reason, including but not limited to the revocation or amendment of Law 12,431 or enactment of a law determining the incidence of withholding income tax or any other taxes on the income from the Debentures, in amounts higher than those in force on the date of disclosure of the market notice, in any of the hypotheses, the Issuer may, at its sole discretion, (a) (a.1) provided that the requirements for early redemption of the Debentures set forth in Law 12,431, in CMN Resolution No. 4,751, of September 26, 2019, as amended ("CMN Resolution 4,751"), or any other that may replace it, and in other applicable regulations are met, including regarding the minimum term for said early redemption, redeem all of the Debentures, pursuant to Clause 5.1 below, with the consequent cancellation of the Debentures, as applicable, pursuant to article 1, paragraph 1, item II, of Law 12,431, CMN Resolution 4,751 and other applicable regulations; or (a.2) should the requirements for early redemption of the Debentures set forth in Law 12,431, CMN Resolution 4,751, or any other that may replace it, and in other applicable regulations not be met, including regarding the minimum term for said early redemption, redeem all of the Debentures, pursuant to Clause 5.1 below, with the consequent cancellation of the Debentures, as applicable, from the date on which it becomes legally permitted for the Issuer to carry out the early redemption of the Debentures, pursuant to Law 12,431, CMN Resolution 4,751 and other applicable regulations; or (b) add to the payments of the Updated Unit Nominal Value of the respective Series, as the case may be, and Remuneration of the Debentures, additional amounts so that the Debenture Holders receive such payments as if the incidence of withholding income tax occurred at the rates in force on the date of disclosure of the market notice of the Offering, outside the scope of B3. Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 13 3.10.6. Should the Issuer not be permitted to carry out the early redemption of the Debentures, pursuant to item "(a.2)" of Clause 3.10.5 above, due to legal or regulatory prohibition, while the early redemption of the Debentures is not carried out, the Issuer shall remain responsible for all obligations arising from the Debentures, and must add to the payments additional amounts so that the Debenture Holders receive such payments as if the incidence of withholding income tax occurred at the rates in force on the date of disclosure of the market notice of the Offering, outside the scope of B3. 3.11. Additional Lot Option 3.11.1. The Issuer, as previously decided with the Coordinators, may increase the quantity of Debentures originally offered by up to 25% (twenty-five percent), i.e., by up to 400,000 (four hundred thousand) Debentures, in the total amount of up to R$ 400,000,000.00 (four hundred million Reais), which may be allocated to any of the Series, pursuant to and in accordance with the limits established in article 50 and its sole paragraph, both of CVM Resolution 160 ("Additional Lot Option"), in accordance with the demand verified in the Bookbuilding Procedure. The same conditions and price of the Debentures of the respective Series shall apply to the Debentures arising from the exercise of the Additional Lot Option. Should the Debentures arising from the exercise of the Additional Lot Option be issued, they shall be placed by the Coordinators on a best efforts placement basis. 4. GENERAL CHARACTERISTICS OF THE DEBENTURES 4.1. Issuance Date 4.1.1. For all legal purposes, the issuance date of the Debentures shall be February 15, 2026 ("Issuance Date"). 4.2. Profitability Start Date 4.2.1. For all legal purposes, the profitability start date of the Debentures shall be the first payment date of the Debentures ("Profitability Start Date"). Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 14 4.3. Form, Type and Evidence of Ownership of the Debentures 4.3.1. The Debentures will be issued in registered book-entry form, without the issuance of certificates, and, for all legal purposes, ownership of the Debentures will be evidenced by the account statement issued by the Registrar, in its capacity as responsible for the registration of the Debentures, and, additionally, with respect to Debentures held electronically in custody at B3, as the case may be, a statement will be issued by B3 in the name of the Debenture Holder, which will serve as proof of ownership of such Debentures. 4.4. Convertibility 4.4.1. The Debentures shall be simple, that is, non-convertible into shares issued by the Issuer. 4.5. Type 4.5.1. The Debentures shall be of the unsecured type, pursuant to article 58 of the Corporations Law. 4.6. Term and Maturity Date 4.6.1. Subject to the redemption scenarios for the Debentures, as provided in Clause 5.1 below, as the case may be, the Early Redemption Offer (as defined below) with possible redemption of all Debentures of the respective Series, Optional Early Redemption (as defined below), the Mandatory Redemption Offer (as defined below), with consequent redemption of all Debentures of the respective Series and/or early maturity of the obligations arising from the Debentures of the respective Series, under the terms provided in this Issuance Deed, (i) the maturity term of the Debentures of the First Series shall be 7 (seven) years from the Issuance Date, therefore maturing on February 15, 2033 ("Maturity Date of the Debentures of the First Series"); (ii) the maturity term of the Debentures of the Second Series shall be 10 (ten) years from the Issuance Date, therefore maturing on February 15, 2036 ("Maturity Date of the Debentures of the Second Series"); and (iii) the maturity term of the Debentures of the Third Series shall be 15 (fifteen) years from the Issuance Date, therefore maturing on February 15, 2041 ("Maturity Date of the Debentures of the Third Series" and, together with the Maturity Date of the Debentures of the First Series and the Maturity Date of the Debentures of the Second Series, "Maturity Dates of the Debentures"). 4.7. Unit Nominal Value of the Debentures Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 15 4.7.1. The unit nominal value of the Debentures shall be R$ 1,000.00 (one thousand Reais) on the Issuance Date ("Unit Nominal Value"). 4.8. Number of Debentures 4.8.1. Initially, 1,600,000 (one million six hundred thousand) Debentures shall be issued ("Initial Quantity of Debentures") on the Issuance Date, pursuant to Clause 3.4 above, it being understood that the Initial Quantity of Debentures may be increased by up to 25% (twenty-five percent) due to the exercise, in whole or in part, of the Additional Lot Option, totaling, in this case, up to 2,000,000 (two million) Debentures. 4.8.2. The total quantity of Debentures will be adjusted through an amendment to this Issuance Deed, according to the result of the Bookbuilding Procedure, without the need for prior approval of the Debenture Holders and/or any additional corporate approval by the Issuer, it being understood that it must observe (i) the final quantity of Debentures to be allocated to each Series, including the possible non-allocation to the First Series, the Second Series and/or the Third Series, subject to the Minimum Amount and the Maximum Amount, defined in a Communicating Vessels System, according to the Bookbuilding Procedure; and (ii) the total value of the Issuance, depending on the possible exercise, total or partial, of the Additional Lot Option, pursuant to Clause 3.5.1 above. Such amendment shall be executed prior to the Profitability Start Date, without the need for prior approval of the Debenture Holders, gathered in a General Meeting of Debenture Holders and/or any additional corporate approval by the Issuer. 4.9. Subscription Price and Form of Payment 4.9.1. The Debentures shall be subscribed and paid in full, in advance, in national currency, at their Unit Nominal Value on the Profitability Start Date ("Subscription Price"), in accordance with the settlement rules applicable to B3. Should any Debenture be paid up on a different date subsequent to the Profitability Start Date, the subscription price shall be the Updated Unit Nominal Value of the Debentures of the respective Series plus the Remuneration of the Debentures of the respective Series, calculated pro rata temporis from the Profitability Start Date of the respective Series until the date of its actual payment, in accordance with the provisions set forth in this Issuance Deed. 4.9.2. Subject to the provisions of the Distribution Agreement in this regard, the Debentures may be placed (i) at a premium, provided approved by the Issuer; or (ii) at a discount, to be defined at the sole discretion and by mutual agreement of the Coordinators, provided that (a) applied equally to all Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 16 Debentures of the same series subscribed to and paid up on the same payment date, pursuant to article 61 of CVM Resolution 160; and (b) in this case, the Issuer receives, on the payment date of the Debentures, the same amount it would receive if payment occurred for the full Unit Nominal Value. The application of goodwill or discount, if applicable, will be carried out according to objective market conditions, at the sole discretion of the Coordinators, including, but not limited to: (i) change in the SELIC rate; (ii) change in the remuneration of national treasury bonds; (iii) change in the DI Rate, or (iv) material change in the indicative trading rates of fixed income securities (debentures, real estate receivables certificates, agribusiness receivables certificates and others) disclosed by ANBIMA. 4.10. Monetary Adjustment of the Debentures 4.10.1. The Unit Nominal Value or the balance of the Unit Nominal Value of the Debentures of each series will be adjusted monetarily ("Monetary Adjustment") by the accumulated variation of the Extended National Consumer Price Index ("IPCA") calculated and published by the Brazilian Institute of Geography and Statistics – IBGE ("IBGE"), calculated on a pro rata temporis basis by Business Days from the Remuneration Start Date (inclusive) of the respective Series until the date of actual payment (exclusive), with the product of the Monetary Adjustment being automatically incorporated into the Unit Nominal Value or the balance of the Unit Nominal Value of the Debentures of the respective series, as the case may be (noting that the balance of the Unit Nominal Value of the Debentures of each Series, as the case may be, after incorporation of the Monetary Adjustment will be referred to, jointly or interchangeably, as "Updated Unit Nominal Value"), according to the following formula: 𝑉𝑁𝑎 = 𝑉𝑁𝑒 𝑥 𝐶 where: VNa = Updated Unit Nominal Value of the Debentures, as applicable, calculated to 8 (eight) decimal places, without rounding; VNe = Unit Nominal Value or balance of the Unit Nominal Value of the Debentures of the respective Series, as applicable, informed/calculated to 8 (eight) decimal places, without rounding; C = accumulated factor of monthly variations of the IPCA, calculated to 8 (eight) decimal places, without rounding, determined as follows: Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 17 𝑛 𝑁𝐼𝑘 𝑑𝑢𝑝 𝑑𝑢𝑡 𝐶 = Π [(𝑁𝐼 ) ] 𝑘=1 𝑘−1 where: k = NIk order number ranging from 1 to n; n = total number of indices considered in the Monetary Adjustment, as applicable, "n" being a whole number; Nik = value of the IPCA index number for the month prior to the update month, if the update occurs on a date before or on the Anniversary Date itself (as defined below). After the Anniversary Date, value of the IPCA index number for the update month. The update month refers to the calculation date of the Debentures of the respective Series; Nik-1 = value of the IPCA index number for the month prior to month "k"; dup = number of Business Days between the Profitability Start Date of the Debentures of the respective Series, as applicable, or the immediately preceding Anniversary Date, as defined below, of the Debentures of the respective Series, as applicable, inclusive, and the calculation date, exclusive, limited to the total number of Business Days of validity of the IPCA index number, "dup" being a whole number; dut = number of Business Days contained between the immediately preceding Anniversary Date of the Debentures of the respective Series, as applicable, inclusive, and the next Anniversary Date of the Debentures of the respective Series, as applicable, exclusive, as applicable, "dut" being a whole number. The application of the IPCA shall apply in the shortest period permitted by legislation in force, without the need for adjustment to this Issuance Deed or any other formality. Notes: (i) the IPCA must be used considering the identical number of decimal places disclosed by IBGE; (ii) the "Anniversary Date" means every 15th (fifteenth) day of each month; (iii) the update month means the monthly period between two consecutive anniversary dates of the Debentures of the respective Series, as applicable; Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 18 (iv) the factor resulting from the expression: 𝑑 𝑢𝑡 is considered to 8 (eight) decimal places, without rounding; (v) the product runs from the most recent factor, then the most remote ones are added. The intermediate results are calculated to 16 (sixteen) decimal places, without rounding; and (vi) the values of weekends or holidays will be equal to the value of the subsequent Business Day, appropriating the pro rata of the last previous Business Day. 4.10.2. In case of temporary unavailability of the IPCA when payment of any pecuniary obligation provided in this Issuance Deed is due, the IPCA projection calculated based on the average collected from ANBIMA's Permanent Macroeconomic Consulting Group, informed and collected at each IPCA-15 and Final IPCA projection, will be used as a substitute for determining the IPCA, with no financial compensation being due, either by the Issuer or by the holders of the Debentures, upon subsequent disclosure of the IPCA. The projected IPCA index number shall be obtained according to the following formula: NIkp = NIk-1 x (1+ANBIMA Projection) Where: "NIkp" = projected IPCA index number for the update month, calculated to 2 (two) decimal places, with rounding; “NIk-1” = as defined above; and “ANBIMA Projection" = the most recent projection of the percentage variation of the IPCA for the update month, disclosed by ANBIMA at the electronic address https://www.anbima.com.br/pt_br/informar/estatisticas/precos-e-indices/projecao-de-inflacao-gp-m.htm. 4.10.3. In the absence of calculation and/or disclosure of the IPCA for a period exceeding 10 (ten) days from the expected date for calculation and/or disclosure ("IPCA Absence Period") or, further, in the event of extinction or inapplicability by legal provision or judicial determination, the IPCA must be replaced by its legal substitute. 4.10.3.1. Subject to the provisions of Clause 4.10.3 above, should there be no legal substitute for the IPCA, the Fiduciary Agent must, within a maximum period of 5 (five) Business Days from the end of the IPCA Absence Period mentioned above or Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 19 from the event of termination of the inapplicability, as the case may be, convene a General Meeting of Debenture Holders of the respective Series (in the manner and within the deadlines stipulated in article 124 of the Corporations Law and in this Issuance Deed), so that said Debenture Holders define, subject to the quorum provided in Clause 4.10.3.3 below, by mutual agreement with the Issuer, subject to applicable regulation, including the requirements of Law 12,431, the new adjustment parameter to be applied, which must reflect parameters used in similar transactions existing at the time ("IPCA Substitute Rate"). Until the deliberation of the IPCA Substitute Rate, the ANBIMA projections for the IPCA shall be used for the calculation of the value of any pecuniary obligations provided for in this Issuance Deed, collected from the ANBIMA Permanent Macroeconomic Advisory Group, with no financial compensation, fines or penalties being due, either by the Issuer or by the Debenture Holders upon deliberation of the IPCA Substitute Rate. 4.10.3.2. Should the IPCA be disclosed before the holding of the General Meetings of Debenture Holders of the respective Series mentioned in Clause 4.10.3.1 above, such General Meetings shall no longer be held, and the IPCA, from the date of its disclosure, shall once again be used for the calculation of the Updated Unit Nominal Value from the day of its unavailability, with no financial compensation being due, either by the Issuer or by the Debenture Holders. 4.10.3.3. Should the IPCA Substitute Rate result in the loss of the benefit generated by the tax treatment provided for in Law 12,431, or should there be no agreement on the IPCA Substitute Rate between the Issuer and the Debenture Holders representing at least 2/3 (two thirds) of the Outstanding Debentures of the respective Series (as defined below), in any call, or should there be no quorum for installation at a second call, and/or for lack of deliberation quorum, the Issuer must, pursuant to CMN Resolution 4,751, of September 26, 2019 or otherwise, provided it becomes legally permitted and duly regulated by the CMN, pursuant to Law 12,431, and other applicable regulations, including regarding the minimum term for said early redemption, (i) redeem all of the Debentures of the respective Series, without penalty or premium of any nature, within up to 30 (thirty) days from the date of the respective General Meeting of Debenture Holders of the respective Series or the date on which it should have been held, or on the Maturity Date of the respective Series, whichever occurs first, or, further, within a term to be defined by the Debenture Holders of the respective Series, representing at least 2/3 (two thirds) of the Outstanding Debentures of the respective Series, in any call, by mutual Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 20 agreement with the Issuer, for the Updated Unit Nominal Value of the respective Series, plus the Remuneration of the respective Series, owed until the date of actual redemption, calculated pro rata temporis, from the Remuneration Start Date of the respective Series or the immediately preceding Remuneration Payment Date (as defined below) of the respective Series, as the case may be; or (ii) in the event there is no agreement on the IPCA Substitute Rate, or failure to obtain quorum for installation at a second call, and should the requirements for early redemption of the Debentures not be met, pursuant to Law 12,431, CMN Resolution 4,751 and other applicable regulations, redeem all of the Debentures of the respective Series, with the consequent cancellation of said Debentures, as applicable, within up to 30 (thirty) days from the date on which it becomes legally permitted for the Issuer to carry out said early redemption, pursuant to Law 12,431, CMN Resolution 4,751 and other applicable regulations, or on the Maturity Date of the respective Series, whichever occurs first. In the cases provided for in items "(i)" and "(ii)" above, for calculation of the Remuneration, with respect to the Debentures of the respective Series to be redeemed, and consequently cancelled, ANBIMA projections for the IPCA shall be used for determining each day of the IPCA absence period, collected from ANBIMA's Permanent Macroeconomic Advisory Group, subject to the other provisions set forth in this Issuance Deed for purposes of calculating the Remuneration. 4.10.3.4. Should the use of the IPCA Substitute Rate result in the loss of the benefit generated by the tax treatment provided for in Law 12,431, subject to the provisions of Law 12,431, the rules issued by the CMN and applicable regulation, the provisions of Clause 3.10 above shall apply. 4.11. Remuneration 4.11.1. Remuneration of the Debentures of the First Series. Interest will accrue on the Updated Unit Nominal Value of the Debentures of the First Series at a rate corresponding to a certain percentage per year, to be defined according to the Bookbuilding Procedure, and which will be limited to the higher rate ("First Series Ceiling Rate") between (i) the internal rate of return of the Treasury IPCA+ with Semi-annual Interest (new denomination of the National Treasury Note, Series B – NTN-B), maturing on August 15, 2032, based on the indicative quotation disclosed by ANBIMA on its website (https://www.anbima.com.br/pt_br/index.htm), as determined at the close of the Business Day on which the Bookbuilding Procedure is carried out, plus exponentially a negative spread Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 21 of 0.90% (ninety hundredths of one percent) per year, on a 252 (two hundred and fifty-two) Business Days basis; or (ii) 6.80% (six point eighty percent) per year, on a 252 (two hundred and fifty-two) Business Days basis ("Remuneration of the Debentures of the First Series"), accruing from the Remuneration Start Date of the Debentures of the First Series or the immediately preceding Remuneration Payment Date of the Debentures of the First Series (inclusive), as the case may be, until the date of actual payment (exclusive). The calculation of the Remuneration of the Debentures of the First Series will comply with the following 𝐽 = 𝑉𝑁𝑎 ∗ (𝐹𝑎𝑡𝑜𝑟 𝐽𝑢𝑟𝑜𝑠 − 1) where: J = unit value of the Remuneration of the Debentures of the First Series due at the end of the Capitalization Period (as defined below), calculated to 8 (eight) decimal places, without rounding. VNa = Updated Unit Nominal Value of the Debentures of the First Series, informed/calculated to 8 (eight) decimal places, without rounding; InterestFactor = fixed interest factor, calculated to 9 (nine) decimal places, with rounding, according to the following formula : DP InterestFactor 1 252 where: 100 Rate = rate to be defined pursuant to Clause 4.11.1 above, informed to 4 (four) decimal places, in nominal form, and inserted in this Issuance Deed by means of an amendment pursuant to Clause 4.11.1.1 below; and DP = number of Business Days between the Profitability Start Date of the Debentures of the First Series or the immediately preceding Remuneration Payment Date of the Debentures of the First Series, inclusive, as applicable, and the calculation date, exclusive, "DP" being a whole number. 4.11.1.1. The final rate of the Remuneration of the Debentures of the First Series, to be defined pursuant to Clause 4.11.1 above, shall be reflected by means of an amendment to this Issuance Deed, without the need for new corporate approval by the Issuer and/or approval by the General Meeting of Debenture Holders (as defined below). rate Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 22 4.11.2. Remuneration of the Debentures of the Second Series. Interest will accrue on the Updated Unit Nominal Value of the Debentures of the Second Series at a rate corresponding to a certain percentage per year, to be defined according to the Bookbuilding Procedure, and which will be limited to the higher rate ("Second Series Ceiling Rate") between (i) the internal rate of return of the Treasury IPCA+ with Semi-annual Interest (new denomination of the National Treasury Note, Series B - NTN-B), maturing on May 15, 2035, based on the indicative quotation disclosed by ANBIMA on its website (https://www.anbima.com.br/pt_br/index.htm), as determined at the close of the Business Day on which the Bookbuilding Procedure is carried out, plus exponentially a negative spread of 0.77% (seventy-seven hundredths of one percent) per year, on a 252 (two hundred and fifty-two) Business Days basis; or (ii) 6.80% (six point eighty percent) per year, on a 252 (two hundred and fifty-two) Business Days basis ("Remuneration of the Debentures of the Second Series"), accruing from the Remuneration Start Date of the Debentures of the Second Series or the immediately preceding Remuneration Payment Date of the Debentures of the Second Series (inclusive), as the case may be, until the date of actual payment (exclusive). The calculation of the Remuneration of the Debentures of the Second Series will comply with the following formula: 𝐽 = 𝑉𝑁𝑎 ∗ (𝐹𝑎𝑡𝑜𝑟 𝐽𝑢𝑟𝑜𝑠 − 1) where: J = unit value of the Remuneration of the Debentures of the Second Series due at the end of the Capitalization Period calculated to 8 (eight) decimal places, without rounding. VNa = Updated Unit Nominal Value of the Debentures of the Second Series, informed/calculated to 8 (eight) decimal places, without rounding; InterestFactor = fixed interest factor, calculated to 9 (nine) decimal places, with rounding, according to the following formula: DP InterestFactor rate 1 252 where: 100 Rate = rate to be defined pursuant to Clause 4.11.2 above, informed to 4 (four) decimal places, in nominal form, and inserted in this Issuance Deed by means of an amendment pursuant to Clause 4.11.2.1 below; and rate Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 23 DP = number of Business Days between the Profitability Start Date of the Debentures of the Second Series or the immediately preceding Remuneration Payment Date of the Debentures of the Second Series, inclusive, as applicable, and the calculation date, exclusive, "DP" being a whole number. 4.11.2.1. The final rate of the Remuneration of the Debentures of the Second Series, to be defined pursuant to Clause 4.11.2 above, shall be reflected by means of an amendment to this Issuance Deed, without the need for new corporate approval by the Issuer and/or approval by the General Meeting of Debenture Holders (as defined below). 4.11.3. Remuneration of the Debentures of the Third Series. Interest will accrue on the Updated Unit Nominal Value of the Debentures of the Third Series at a rate corresponding to a certain percentage per year, to be defined according to the Bookbuilding Procedure, and which will be limited to the higher rate ("Third Series Ceiling Rate" and, together with the First Series Ceiling Rate and the Second Series Ceiling Rate, "Ceiling Rate") between (i) the internal rate of return of the Treasury IPCA+ with Semi-annual Interest (new denomination of the National Treasury Note, Series B – NTN-B), maturing on August 15, 2040, based on the indicative quotation disclosed by ANBIMA on its website (https://www.anbima.com.br/pt_br/index.htm), as determined at the close of the Business Day on which the Bookbuilding Procedure is carried out, plus exponentially a negative spread of 0.50% (fifty hundredths of one percent) per year, on a 252 (two hundred and fifty-two) Business Days basis; or (ii) 6.90% (six point ninety percent) per year, on a 252 (two hundred and fifty-two) Business Days basis ("Remuneration of the Debentures of the Third Series" and, together with the Remuneration of the Debentures of the First Series and the Remuneration of the Debentures of the Second Series, the "Remuneration"), accruing from the Remuneration Start Date of the Debentures of the Third Series or the immediately preceding Remuneration Payment Date of the Debentures of the Third Series (inclusive), as the case may be, until the date of actual payment (exclusive). The calculation of the Remuneration of the Debentures of the Third Series will comply with the following formula: 𝐽 = 𝑉𝑁𝑎 ∗ (InterestFactor− 1) where: J = unit value of the Remuneration of the Debentures of the Third Series due at the end of the Capitalization Period calculated to 8 (eight) decimal places, without rounding. VNa = Updated Unit Nominal Value of the Debentures of the Third Series, informed/calculated to 8 (eight) decimal places, without rounding; Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 24 InterestFactor = fixed interest factor, calculated to 9 (nine) decimal places, with rounding, according to the following formula: DP InterestFactor rate 1 252 100 where: Rate = rate to be defined pursuant to Clause 4.11.3 above, informed to 4 (four) decimal places, in nominal form, and inserted in this Issuance Deed by means of an amendment pursuant to Clause 4.11.3.1 below; and DP = number of Business Days between the Profitability Start Date of the Debentures of the Third Series or the immediately preceding Remuneration Payment Date of the Debentures of the Third Series, inclusive, as applicable, and the calculation date, exclusive, "DP" being a whole number. 4.11.3.1. The final rate of the Remuneration of the Debentures of the Third Series, to be defined pursuant to Clause 4.11.3 above, shall be reflected by means of an amendment to this Issuance Deed, without the need for new corporate approval by the Issuer and/or approval by the General Meeting of Debenture Holders (as defined below). 4.11.4. For purposes of this Issuance Deed, "Capitalization Period" is, for the first Capitalization Period, the interval of time that begins on the Remuneration Start Date of the respective Series, inclusive, and ends on the 1st (first) Remuneration Payment Date (exclusive) of the respective Series, and, for the other Capitalization Periods, the interval of time that begins on the immediately preceding Remuneration Payment Date of the respective Series, inclusive, and ends on the subsequent Remuneration Payment Date of the respective Series, exclusive. Each Capitalization Period succeeds the previous one without interruption, until the Maturity Date of the respective Series. 4.12. Payment of the Remuneration of the Debentures 4.12.1. The effective payment of the Remuneration shall be made: (i) in semi-annual installments, without grace period and consecutively, always on the 15th day of the months of February and August, with the first payment on August 15, 2026 and the last payment on the Maturity Date, as set forth in Clause 4.6 above; (ii) on the date of early settlement resulting from the early maturity of the Debentures due to the occurrence of one of the Events of Default (as defined below); (iii) on Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 25 the date on which the Optional Extraordinary Amortization occurs, as provided in this Issuance Deed and/or (iv) on the date on which the early redemption of the Debentures occurs, as provided in this Issuance Deed (each of these dates, a "Remuneration Payment Date"). The payment of the Remuneration shall be made by the Issuer to the Debenture Holders, in accordance with the rules and procedures of B3. 4.12.2. Those who are holders of Debentures of the respective Series at the end of the Business Day immediately prior to each Remuneration Payment Date of the respective Series shall be entitled to the payments related to the Debentures of the respective Series. 4.13. Amortization of Principal 4.13.1. Amortization of the Principal of the Debentures of the First Series. Without prejudice to payments resulting from any early maturity of the obligations arising from the Debentures of the First Series, from Optional Extraordinary Amortization, from redemption of the Debentures of the First Series, as provided in Clause 5.2 below, from total early redemption resulting from an Early Redemption Offer of the Debentures of the First Series or from Total Optional Early Redemption of the Debentures of the First Series, under the terms provided in this Issuance Deed and in other applicable legislation, the Updated Unit Nominal Value of the Debentures of the First Series shall be paid in a single installment on the Maturity Date of the Debentures of the First Series. 4.13.2. Amortization of the Principal of the Debentures of the Second Series. Without prejudice to payments resulting from any early maturity of the obligations arising from the Debentures of the Second Series, from Optional Extraordinary Amortization, from redemption of the Debentures of the Second Series, as provided in Clause 5.2 below, from total early redemption resulting from an Early Redemption Offer of the Debentures of the Second Series or from Total Optional Early Redemption of the Debentures of the Second Series, under the terms provided in this Issuance Deed and in other applicable legislation, the Updated Unit Nominal Value of the Debentures of the Second Series shall be paid in a single installment on the Maturity Date of the Debentures of the Second Series. 4.13.3. Amortization of the Principal of the Debentures of the Third Series. Without prejudice to payments resulting from any early maturity of the obligations arising from the Debentures of the Third Series, from Optional Extraordinary Amortization, from redemption of the Debentures, as provided in Clause 5.2 below, from total early redemption resulting from an Early Redemption Offer of the Debentures of the Third Series or from Total Optional Early Redemption of the Debentures of the Third Series, under the terms provided in this Issuance Deed and in other applicable legislation, the Updated Unit Nominal Value of the Debentures of the Third Series Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 26 shall be paid in 3 (three) annual and consecutive installments, with the first installment due on February 15, 2039 and the last on the Maturity Date of the Debentures of the Third Series: Installment Amortization Date of the Updated Unit Nominal Value of the Debentures of the Third Series Percentage of the balance of the Updated Unit Nominal Value of the Debentures of the Third Series to be amortized 1st February 15, 2039 33.3333% 2nd February 15, 2040 50.0000% 3rd Maturity Date 100.0000% 4.14. Place of Payment 4.14.1. Payments to which the Debentures are entitled shall be made by the Issuer on the respective maturity date using, as applicable: (i) the procedures adopted by B3, for Debentures held electronically in custody at B3; or (ii) the procedures adopted by the Registrar, for Debentures that may not be held electronically in custody at B3. 4.15. Extension of Terms 4.15.1. The terms relating to the payment of any obligation shall be considered extended until the 1st (first) subsequent Business Day, if the maturity date coincides with a day on which there is no banking business in the place of payment of the Debentures, except for cases where payments must be made through B3, in which case there shall only be an extension when the payment date coincides with a nationally declared holiday, Saturday or Sunday. 4.15.2. For purposes of this Issuance Deed, "Business Day" means (i) with respect to any pecuniary obligation, including for calculation purposes, carried out through B3, any day that is not a Saturday, Sunday or declared national holiday; and (ii) with respect to any non-pecuniary obligation provided in this Issuance Deed, any day on which there is banking business in the city of São Paulo, state of São Paulo and/or in the city of Rio de Janeiro, state of Rio de Janeiro, and which is not a Saturday or Sunday. 4.16. Late Payment Charges 4.16.1. Without prejudice to the Remuneration and the provisions of Clause 6 below, in the event of delay attributable to the Issuer in the payment of any amount due to the Debenture Holders, the amount in arrears shall be subject, regardless of notice, Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 27 demand or judicial or extrajudicial notification, to: (i) a conventional late payment penalty, irreducible and of a non-compensatory nature, of 2% (two percent) on the amount due and unpaid; and (ii) late payment interest calculated pro rata temporis from the date of default until the date of actual payment, at the rate of 1% (one percent) per month on the amount due and unpaid, in addition to expenses incurred for collection ("Late Payment Charges"). 4.17. Forfeiture of Rights to Additional Amounts 4.17.1. Without prejudice to the provisions of Clause 6 below, the non-attendance of the Debenture Holder to receive the amount corresponding to any of the pecuniary obligations due by the Issuer on the dates provided for in this Indenture or in a statement published by the Issuer, under the terms of this Indenture, will not entitle him to receive the Late Payment Charges provided for in Clause 4.16 above, in the period related to the delay in receipt, being, however, assured the rights acquired until the date of the respective maturity or payment, in the event of late payment. 4.18. Programmed Renegotiation 4.18.1. The Debentures shall not be subject to programmed renegotiation. 4.19. Publicity 4.19.1. All acts and decisions to be taken arising from this Issuance that, in any manner, involve the interests of the Debenture Holders, must be communicated in the form of notices published in the Issuer's Publication Journal, as well as on the Issuer's page on the worldwide computer network (https://ri.axia.com.br), with such disclosure communicated to the Fiduciary Agent and to B3 ("Notices to Debenture Holders"). The Issuer may change the Issuer's Publication Journal to another widely circulated newspaper used for its corporate publications, by means of (i) written communication to the Fiduciary Agent; and (ii) publication, in the form of a notice, in the replaced newspaper, pursuant to paragraph 3 of article 289 of the Corporations Law. 4.20. Immunity of Debenture Holders 4.20.1. Should any Debenture Holder enjoy any type of tax immunity or exemption, such holder must send to the Settlement Agent, to the Registrar, with a copy to the Issuer, at least 10 (ten) Business Days in advance of the scheduled date for receipt of any amounts related to the Debentures, documentation evidencing such tax immunity or exemption, it being Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 28 understood that, should the Debenture Holder not send such documentation, the Issuer shall make the withholdings of taxes provided for in the tax legislation in force on the income of such Debenture Holder. 4.21. Risk Rating 4.21.1. A risk rating agency for the Offer shall be contracted from among Standard & Poor's, Fitch Ratings or Moody's América Latina ("Risk Rating Agency"), which shall assign a rating to the Debentures. The Risk Rating Agency may, at any time, be replaced by any of the agencies provided for in this Clause, without the need for prior approval of the Debenture Holders, and the Issuer must notify the Fiduciary Agent within 5 (five) Business Days from the contracting of the new Risk Rating Agency. 4.21.2. During the term of validity of the Debentures, the Issuer must maintain, at its expense, the Risk Rating Agency contracted to perform the annual update and maintenance of the risk rating of the Debentures. 4.21.3. The Fiduciary Agent has no corporate relationship with the Risk Rating Agency, and the process of contracting, analysis, provision of documents and information for the audit by the Risk Rating Agency shall be conducted exclusively by the Issuer, and may, in some cases, include the participation of the Coordinators. Notwithstanding, the Risk Rating Agency is an independent company and solely responsible for the format of its analyses and for the basis taken in granting its opinion. 4.21.4. The Issuer must: (i) maintain the risk classification (rating) of the Debentures updated annually, once per calendar year; (ii) disclose and allow the Rating Agency to broadly disclose to the market the reports with summaries of the risk classifications; and (iii) deliver to the Fiduciary Agent the risk classification reports prepared by the Rating Agency within 5 (five) Business Days from the date of their receipt by the Issuer. 4.22. Separation 4.22.1. Separation shall not be permitted, pursuant to item IX of article 59 of the Corporations Law. Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 29 5. OPTIONAL EARLY REDEMPTION, OPTIONAL EXTRAORDINARY AMORTIZATION, OPTIONAL ACQUISITION, MANDATORY REDEMPTION OFFER AND EARLY REDEMPTION OFFER 5.1. Total Optional Early Redemption of the Debentures 5.1.1. The Issuer may, at its sole discretion and regardless of the will of the Debenture Holders holding Debentures of the respective Series, carry out the early redemption of all (but not partially) of the Debentures of the respective Series from the date on which said redemption is permitted by applicable regulation, subject to the provisions of article 1, §1, of Law 12,431, CMN Resolution 4,751, CMN Resolution 5,034 and other applicable laws or regulations to be enacted subsequently ("Total Optional Early Redemption"), provided that the minimum weighted average term of 4 (four) years of payments elapsed between the Issuance Date and the date of actual Total Optional Early Redemption of the respective Series is observed, through payment of the early redemption amount of the Debentures of the respective Series ("Early Redemption Amount"), as the case may be, which will be equivalent to the higher of the following amounts: (i) Updated Unit Nominal Value of the Debentures of the respective Series, plus: (1) the Remuneration of the Debentures of the respective Series, calculated pro rata temporis from the Profitability Start Date of the Debentures of the respective Series (inclusive) or the immediately preceding Remuneration payment date of the Debentures of the respective Series (inclusive), as applicable, until the date of the actual Total Optional Early Redemption of the respective Series (exclusive); and (2) the Late Payment Charges, if any; or (ii) present value of the installments maturing after the Total Optional Early Redemption Date of the Debentures of the respective Series relating to the amortization payment of the Updated Unit Nominal Value of the Debentures of the respective Series, plus (a) the Remuneration of the Debentures of the respective Series, using as discount rate the internal rate of return of the Treasury IPCA+ government bond with semi-annual interest (current denomination of the former National Treasury Note, series B – NTN-B), with duration closest to the remaining duration of the Debentures of the respective Series, on the Optional Early Redemption date of the Debentures of the respective Series, using the indicative quotation disclosed by ANBIMA on its website (http://www.anbima.com.br) determined on the Business Day immediately preceding the Total Optional Early Redemption date of the Debentures of the respective Series, plus a negative rate equivalent, in absolute value, to the Spread Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 30 of the Remuneration of the Debentures over the NTN-B as determined in the Bookbuilding Procedure ("Prepayment Spread"), plus 0.20% (twenty hundredths of one percent) per year; (b) Late Payment Charges, if any; and (c) any pecuniary obligations and other additions relating to the Debentures of the respective Series: 𝒏 𝑽𝑵𝑬𝒌 𝑽𝑷 = [Σ (𝑭𝑽𝑷𝒌 × 𝑪𝑹𝒆𝒔𝒈𝒂𝒕𝒆)] 𝒌=𝟏 where: VP = sum of the present value of the payment installments of the Debentures of the respective Series after the Total Optional Early Redemption Date of the respective Series; C Redemption = Factor C accumulated from the monthly variations of the index used, calculated to 8 (eight) decimal places, without rounding, determined as follows: 𝑛 𝑁𝐼𝑘 𝑑𝑢𝑝 𝑑𝑢𝑡 𝐶 = Π [(𝑁𝐼 ) ] 𝑘=1 𝑘−1 where: n = total number of indices used in the Total Optional Early Redemption of the respective Series, "n" being a whole number; NIk = value of the index number for the month prior to the update month, if the update occurs on a date before or on the Debentures Anniversary Date itself. After the Anniversary Date, value of the index number for the update month; NIk-1 = value of the index number for the month prior to month "k". dup = number of Business Days between the Integration Date or the last Debentures Anniversary Date (as defined below) and the calculation date, limited to the total number of Business Days of validity of the index used, "dup" being a whole number; Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 31 dut = number of Business Days between the last and the next Debentures Anniversary Date, "dut" being a whole number; The factor resulting from the expression described below is considered to 8 (eight) decimal places, without rounding: 𝑁𝐼𝑘 ( 𝑘−1 𝑑𝑢𝑝 𝑑𝑢𝑡 ) VNEk = unit value of each of the "k" amounts due on the Debentures of the respective Series, the value of each installment "k" being equivalent to the amortization payment of the Unit Nominal Value and/or Interest accruing on the Unit Nominal Value of the Debentures subject to the Total Optional Early Redemption of the Debentures, calculated pro rata temporis from the Total Optional Early Redemption Date of the respective Series until each payment date of the respective Series; "Interest" = (InterestFactor - 1), as defined in Clause 4.11.1; n = total number of payment events to be carried out of the Debentures of the respective Series, as the case may be, "n" being an integer; FVPk = present value factor, calculated according to the following formula, calculated to 9 (nine) decimal places, with rounding: 𝑛𝑘 𝐹𝑉𝑃𝑘 = {[(1 + 𝑇𝐸𝑆𝑂𝑈𝑅𝑂𝐼𝑃𝐶𝐴)𝑥(1 − 𝑅)]252} where: TESOUROIPCA = internal rate of return of NTN-B, with duration closer to remaining duration of the Debentures of the respective Series; nk = number of Business Days between the Total Optional Early Redemption Date of the respective Series and the scheduled maturity date of the respective Series of each future installment "k"; R: the negative rate equivalent, in absolute value, to the Prepayment Spread of the respective Series, plus 0.20% (twenty hundredths of one percent) per annum, on a 252 (two hundred and fifty-two) Business Days basis, as defined in the Bookbuilding Procedure. 5.1.2. Should the date of execution of the Total Optional Early Redemption of the respective Series coincide with an Amortization Date of the Debentures of the respective 𝑁𝐼 Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 32 Series and/or a Remuneration Payment Date of the Debentures of the respective Series, the amount due by the Issuer regarding the Total Optional Early Redemption of the respective Series provided for in 5.1.1 above and the other calculations shall be performed on the balance of the Updated Unit Nominal Value of the Debentures of the respective Series after such payments. 5.1.3. The Total Optional Early Redemption of the respective Series will be carried out in national currency, through sending individual communication to said Debenture Holders holding Debentures of the respective Series, or publication of an announcement, pursuant to Clause 4.19 above, in both cases with a copy to the Fiduciary Agent, B3 and ANBIMA, with 5 (five) Business Days' advance notice of the date on which the actual Total Optional Early Redemption of the respective Series is intended to be carried out, informing the date of the Total Optional Early Redemption of the respective Series and any other relevant information to the respective Debenture Holders holding Debentures of the respective Series, through payment of the applicable Early Redemption Amount of the respective Series. 5.1.4. The payment of the respective Early Redemption Value of the respective Series shall be made: (i) through the procedures adopted by B3, for Debentures of the respective Series held electronically in custody at B3; or (ii) through procedures adopted by the Settlement Agent and Registrar, in the case of Debentures of the respective Series that are not held electronically in custody at B3. 5.1.5. The Debentures of the respective Series redeemed by the Issuer under the terms provided herein must be cancelled by the Issuer. 5.1.6. Any waiver of the requirements set forth in items III and IV of article 1 of CMN Resolution 4,751 shall be considered subject to deliberation in a General Meeting of Debenture Holders, pursuant to paragraph 1 of article 1 of CMN Resolution 4,751, and shall depend on approval, both in first and second calls, by Debenture Holders representing at least 75% (seventy-five percent) of the Outstanding Debentures of the respective Series, or a lower quorum if legally permitted. 5.2. Optional Extraordinary Amortization of the Debentures 5.2.1. Should the Issuer be legally permitted to carry out optional extraordinary amortization of the Debentures of the respective Series, subject to the terms of Law 12,431, CMN Resolution 4,751, Resolution 5,034 and other applicable regulations that may be subsequently issued, and pursuant to applicable legal and regulatory provisions, including by virtue of regulation by the CMN of such possibility, the Issuer may, from the date on which Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 33 such extraordinary amortization is permitted by applicable regulation, carry out the extraordinary amortization of the Debentures of the respective Series ("Optional Extraordinary Amortization"), provided that the minimum weighted average term of 4 (four) years of payments elapsed between the Issuance Date and the date of the actual Optional Extraordinary Amortization of the respective Series is observed, under the terms provided below. 5.2.2. Upon the Optional Extraordinary Amortization of the respective Series, the amount due by the Issuer shall be equivalent to the highest value obtained by the criteria mentioned in items "(i)" to "(iii)" below ("Optional Extraordinary Amortization Value"): (i) that provided for in the regulation to be issued by the CMN; (ii) the portion of the Updated Unit Nominal Value of the Debentures of the respective Series, subject to such Optional Extraordinary Amortization of the respective Series, plus the Remuneration of the Debentures of the respective Series, calculated pro rata temporis from the Remuneration Start Date of the Debentures of the respective Series or the immediately preceding Remuneration Payment Date of the Debentures of the respective Series, as the case may be, and other applicable charges owed and unpaid until the Optional Extraordinary Amortization Date of the Debentures of the respective Series (as defined below); or (iii) present value of the installments maturing after the date of completion of the Optional Extraordinary Amortization of the respective Series relating to the payment of the portion of the Updated Unit Nominal Value of the respective Series, plus (a) the Remuneration of the Debentures of the respective Series, using as discount rate the internal rate of return of the Treasury IPCA+ government bond with semi-annual interest (current denomination of the former National Treasury Note, series B – NTN-B), with duration closest to the remaining duration of the Debentures of the respective Series, on the date of completion of the Optional Extraordinary Amortization of the respective Series, using the indicative quotation disclosed by ANBIMA on its website (http://www.anbima.com.br) determined on the Business Day immediately preceding the date of completion of the Optional Extraordinary Amortization of the respective Series, plus a negative rate equivalent, in absolute value, to the Prepayment Spread of the respective Series, plus 0.20% (twenty hundredths of one percent) per year, calculated according to the formula below; (b) Late Payment Charges, if any; and (c) any pecuniary obligations and other additions relating to the Debentures of the respective Series: Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 34 𝑛 𝑉𝑃 = [Σ ( 𝑘=1 𝑉𝑁𝐸𝑘 𝐹𝑉𝑃𝑘 × 𝐶𝑅𝑒demption where: VP = sum of the present value of the payment installments of the Debentures of the respective Serie s falling due after the date of execu tion of the Optional Extraordinary Amortization of the respective Series; C Redemption = Factor C accumulated, as defined in Clause 5.1.1 above, until the date of execution of the Optional Extraordinary Amortization of the respective Series; VNEk = unit value of each of the "k" amounts due on the Debentures of the respective Series, with the value of each installment "k" equivalent to the amortization payment of the Unit Nominal Value and/or Interest accrued on the Unit Nominal Value of the Debentures subject to Optional Extraordinary Amortization of the Debentures, calculated pro rata temporis, from the date of execution of the Optional Extraordinary Amortization of the respective Series, until each payment date of the respective Series; "Interest" = (InterestFactor - 1), as defined in Clause 4.11.1; n = total number of payment events to be carried out of the Debentures of the respective Series, with "n" being an integer; FVPk = present value factor, calculated according to the following formula, calculated to 9 (nine) decimal places, with rounding: 𝑛𝑘 𝐹𝑉𝑃𝑘 = {[(1 + 𝑇𝐸𝑆𝑂𝑈𝑅𝑂𝐼𝑃𝐶𝐴)𝑥(1 − 𝑅)]252} where: TESOUROIPCA = internal rate of return of NTN-B, with duration closer to remaining duration of the Debentures of the respective Series; R: the negative rate equivalent, in absolute value, to the Prepayment Spread of the respective Series, plus 0.20% (twenty hundredths of one percent) per annum, on a 252 (two hundred and fifty-two) Business Days basis, as defined in the Bookbuilding Procedure. Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 35 nk = number of Business Days between the date of execution of the Optional Extraordinary Amortization of the respective Series and the scheduled maturity date of the respective Series of each future installment "k". 5.2.3. Should the date of execution of the Optional Extraordinary Amortization of the respective Series coincide with an Amortization Date and/or Remunerative Interest Payment Date of the respective Series, the amount due by the Issuer relating to the Optional Extraordinary Amortization of the respective Series provided in Clause 5.2.2 above and other calculations must be made on the balance of the Updated Unit Nominal Value of the Debentures of the respective Series after such payments. 5.2.4. Subject to the provisions of Clause 5.2.1 above, if permitted, the Optional Extraordinary Amortization of the respective Series may occur: (i) by sending a communication to each of the Debenture Holders holding Debentures of the respective Series, with a copy to the Fiduciary Agent, B3, ANBIMA, Registrar and Settlement Agent; or, alternatively, through publication of a communication addressed to the Debenture Holders holding Debentures of the First Series, observing, in this case, the terms of Clause 4.19 of this Issuance Deed, plus (ii) sending, on the same date, a written notice to the Fiduciary Agent, B3, ANBIMA, Registrar and Settlement Agent, containing information provided in Clause 5.2.5 below and 5.2.1 above (in any case, "Optional Extraordinary Amortization Notice"), in both cases, with at least 5 (five) Business Days' advance notice of the date scheduled for the actual Optional Extraordinary Amortization of the respective Series ("Optional Extraordinary Amortization Date"). The Optional Extraordinary Amortization Date of the Debentures of the respective Series must necessarily correspond to a Business Day. 5.2.5. The Optional Extraordinary Amortization Notice of the Debentures of the respective Series must include: (i) the effective date of the Optional Extraordinary Amortization Date of the Debentures of the respective Series, which must be a Business Day; (ii) reference to the Optional Extraordinary Amortization Amount of the Debentures of the respective Series; and (iii) any other information necessary for the operationalization of the Optional Extraordinary Amortization of the Debentures of the respective Series. 5.2.6. The Optional Extraordinary Amortization of the Debentures of the respective Series held electronically in custody at B3 shall follow the procedures adopted by B3. In the case of Debentures of the respective Series that are not held electronically in custody at B3, the settlement of the Optional Extraordinary Amortization of the Debentures of the respective Series shall be made by means of a deposit to be made by the Registrar in the current accounts indicated by the Debenture Holders of the respective Series. Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 36 5.2.7. For purposes of paragraph 1 of article 1 of CMN Resolution 4,751, the Debenture Holders of the respective Series, upon subscribing to or acquiring the Debentures of the respective Series, agree with the form of calculation of payment of the Optional Extraordinary Amortization of the Debentures of the respective Series described above. 5.2.8. Subject to the provisions of Clause 5.2.5 above, the execution of the Optional Extraordinary Amortization of the Debentures of the respective Series must cover, proportionally, all the Debentures of the respective Series, and must comply with the maximum amortization limit of 98% (ninety-eight percent) of the Updated Unit Nominal Value of the Debentures of the respective Series. 5.3. Optional Acquisition 5.3.1. Subject to the provisions of CVM Resolution No. 77, of March 29, 2022, as amended, the Issuer may, at its sole discretion and subject to acceptance by the respective selling debenture holder, acquire Debentures of the First Series, Debentures of the Second Series and/or Debentures of the Third Series for an amount equal to or lower than the Updated Unit Nominal Value of the respective Series, as the case may be, such fact being required to appear in the management report and financial statements of the Issuer, or for an amount higher than the Updated Unit Nominal Value of the respective Series, as the case may be, in addition to observing the provisions of article 55, paragraph 3, of the Corporations Law and the following terms: from the 25th (twenty-fifth) month (inclusive) from the Issuance Date, i.e., from February 15, 2028, exclusive, pursuant to article 1, paragraph 1, item II, of Law 12,431 and provided that the weighted average term exceeding 4 (four) years is observed, pursuant to article 1, paragraph 1, item I, of Law 12,431 ("Optional Acquisition"). 5.3.2. The Debentures acquired by the Issuer pursuant to Clause 5.3.1. above may, at the Issuer's discretion, be cancelled, remain in treasury or be placed in the market again, and may only be cancelled, in the manner to be regulated by the CMN and if said regulation is applicable to the Debentures of the respective Series, in accordance with the provisions of article 1, paragraph 1, and article 2, paragraph 1, of Law 12,431, noting that, on the date of execution of this Issuance Deed, said cancellation is not permitted by Law 12,431. 5.3.3. The Debentures of the respective Series acquired by the Issuer to remain in treasury, pursuant to Clause 5.3.2 above, if and when reoffered in the market, shall be entitled to the same Remuneration values of the respective Series, as applicable. 5.4. Mandatory Redemption Offer Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 37 5.4.1. Should an Event of Change in Risk (as defined below) occur as a result of an Original Acquisition of Control (as defined below) within the Original Acquisition of Control Period (as defined below) and/or after the completion of an Original Acquisition of Control (without the Event of Change in Risk being cured by the end of the Original Acquisition of Control Period) ("Acquisition Event"), provided it is legally permitted, the Issuer undertakes to conduct an offer to redeem the Debentures from Debenture Holders who choose to dispose of their respective Debentures for an amount equivalent to the Updated Unit Nominal Value plus the Remuneration, as the case may be, owed until the Mandatory Redemption Date (as defined below), exclusive, and any charges owed and unpaid until the date of the Early Redemption Offer (collectively, the "Mandatory Redemption Offer", "Redemption Obligation" and "Redemption Price", respectively). 5.4.2. Within 3 (three) Business Days after becoming aware of an Acquisition Event, the Issuer must proceed to disclose such event to the Debenture Holders, by means of individual communication with a copy to the Fiduciary Agent or publication of a notice, pursuant to Clause 4.19 above, as applicable, and must also send communication to the Fiduciary Agent and to B3 ("Redemption Obligation Notice"). 5.4.3. The Redemption Obligation Notice must contain, at minimum, the following information: (i) information about the Acquisition Event; (ii) the manner of sending notification to the Issuer, with a copy to the Fiduciary Agent, by Debenture Holders who choose to accept the Mandatory Redemption Offer, as well as the deadline for such purpose, which must be equal to 45 (forty-five) days from the disclosure of the Redemption Obligation Notice ("Exercise Period"); (iii) the date defined for completion of the redemption of the Debentures, which will be the same for all Debentures, and which will occur within up to 5 (five) Business Days from the end of the Exercise Period ("Mandatory Redemption Date"); and (iv) other information necessary for decision-making by the Debenture Holders and for the operationalization of the redemption of Debentures held by those who indicate their interest in participating in the Mandatory Redemption Offer. 5.4.4. After the end of the Exercise Period, with the knowledge of the Fiduciary Agent and with at least 3 (three) Business Days' advance notice of the Mandatory Redemption Date, the Issuer must communicate to B3, by means of electronic correspondence, regarding the execution of the redemption of the Debentures. 5.4.5. The payment of the Redemption Price of the respective Debentures redeemed under the Mandatory Redemption Offer shall be made (i) through the procedures adopted by B3 for Debentures held electronically in custody at B3, or (ii) through Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 38 the procedures adopted by the Registrar, in the case of Debentures that are not held electronically in custody at B3. 5.4.6. The Mandatory Redemption Offer must always observe the rules provided for in Law 12,431 and other applicable legislation and the provisions of Clause 5.3 above, as applicable. 5.4.7. For purposes of this Clause, the Parties agree that: (i) "Original Acquisition of Control" means an original acquisition of direct or indirect equity control of the Issuer, with the Issuer coming to have direct or indirect control by a defined shareholder or group of controlling shareholders and, consequently, the Issuer coming to have indirect control by a defined shareholder or group of controlling shareholders, "control" having the meaning attributed to it under article 116 of the Corporations Law, noting that an Original Acquisition of Control shall not be considered for purposes of the Redemption Offer Obligation if, cumulatively: (a) the credit rating of the Issuance described in the Rating Report – Acquisition of Control is, at minimum, equivalent to or higher than 2 (two) notches below the credit rating of the Issuance assigned by the Credit Rating Agency during the Offering; and (b) the credit rating of the Issuance described in the Rating Report – Acquisition of Control is, at minimum, equivalent to or higher than the last credit rating of the Issuance obtained by the Issuer before the occurrence of an original acquisition of direct or indirect equity control of the Issuer, subject to the obligation to prepare the Rating Report – Acquisition of Control (as defined below) provided in Clause 7.1(xxxvi) of this Issuance Deed; (ii) "Event of Change in Risk" will be considered to have occurred in relation to an Original Acquisition of Control (a) during the Original Acquisition of Control Period; or (b) after the completion of the Original Acquisition of Control; in both cases if the credit rating of the Debentures, assigned by the Credit Rating Agency is withdrawn or reduced by one or more notches by the Credit Rating Agency, with respect to the credit rating in effect immediately before the Original Acquisition of Control, and such withdrawal or reduction does not expressly result from any factor other than the Original Acquisition of Control; (iii) "Original Acquisition of Control Period" means the period beginning on the date ("Announcement Date") that occurs first between (a) the first public announcement by or on behalf of the Issuer, by any bidder, or by any appointed advisor, about the Original Acquisition of Control; or (b) the date of the first Announcement of Potential Acquisition of Control, and ending 90 (ninety) days after the Announcement Date, noting that, if the Credit Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 39 Rating Agency publicly announces, at any time during the period, that it has placed the credit rating of the Debentures under full or partial review due to the public announcement of Original Acquisition of Control or Announcement of Potential Acquisition of Control, the Original Acquisition of Control Period shall be extended to the date corresponding to 60 (sixty) days after the date on which the Credit Rating Agency designates a new credit rating or reaffirms the existing rating; and (iv) "Announcement of Potential Acquisition of Control" means any public announcement or statement by the Issuer, any potential bidder or otherwise, or any appointed advisor, relating to a potential Original Acquisition of Control in the short term, noting that short term shall be understood as (a) a reasonably probable potential Original Acquisition of Control, or, alternatively, (b) a public statement by the Issuer, any potential bidder or otherwise or any appointed advisor, to the effect that there is an intention for such Original Acquisition of Control to occur within 180 (one hundred and eighty) days from the announcement date of such statement). 5.5. Early Redemption Offer 5.5.1. The Issuer may conduct, at its sole discretion and at any time (subject to the limitations provided in the legislation applicable at the time of the Early Redemption Offer, as defined below), a total or partial early redemption offer of the Debentures of the First Series, the Debentures of the Second Series and/or the Debentures of the Third Series ("Early Redemption Offer"), noting that the limitations provided in the legislation applicable at the time of the Early Redemption Offer must be observed, it being understood, for clarification purposes, that on the date of execution of this Issuance Deed, the limitations provided in Law 12,431, CMN Resolution 4,751 and other applicable laws or regulations to be enacted subsequently apply. 5.5.2. The Early Redemption Offer shall be addressed to all Debenture Holders of the respective Series, without distinction, ensuring all Debenture Holders of the respective Series the prerogative to accept or not the early redemption of the Debentures of which they are holders, in accordance with the terms and conditions provided in this Issuance Deed and applicable legislation. 5.5.3. The Issuer shall carry out the Early Redemption Offer by means of individual communication sent to the Debenture Holders of the respective Series, with a copy to the Fiduciary Agent and to B3 or by means of publication, pursuant to Clause 4.19 above, at its sole discretion ("Early Redemption Offer Notice"), in which it must describe the terms and Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 40 conditions of the Early Redemption Offer, including: (i) if partial, the minimum quantity of Debentures to be redeemed, indicating the respective Series to which they belong, (ii) any minimum quantity (and never maximum) of Debentures of the respective Series to which the Early Redemption Offer will be conditioned; (iii) if any, the value of the early redemption premium to be offered by the Issuer, which must also observe the provisions of the legislation applicable at the time of the Early Redemption Offer; (iv) the manner and deadline for notification to the Issuer, with a copy to the Fiduciary Agent, by the Debenture Holders of the respective Series who choose to accept the Early Redemption Offer, subject to the provisions of Clause 5.5.4 below; (v) the effective date for the early redemption of the Debentures of the respective Series and the amount of payment of the amounts due to the Debenture Holders of the respective Series, which must be a Business Day; and (vi) the other information necessary for decision-making by the Debenture Holders of the respective Series and for the operationalization of the Early Redemption Offer. 5.5.4. After the communication or publication of the Early Redemption Offer Notice, the Debenture Holders of the respective Series who opt to adhere to the Early Redemption Offer shall have a period of 10 (ten) Business Days to formally express themselves before the Issuer, with a copy to the Fiduciary Agent and in accordance with the provisions of the Early Redemption Offer Notice. At the end of this period, the Issuer shall have up to 10 (ten) Business Days to carry out the early redemption of the Debentures of the respective Series and the respective financial settlement to the holders of the Debentures of the respective Series subject to the Early Redemption Offer who accept the Early Redemption Offer, it being understood that all Debentures of the respective Series that have accepted the Early Redemption Offer shall be redeemed and settled on a single date. 5.5.5. The Issuer must: (i) on the date of termination of the adherence period to the Early Redemption Offer, confirm to the Fiduciary Agent whether the early redemption of the Debentures will actually be carried out; and (ii) with a minimum advance notice of 3 (three) Business Days from the date of early redemption, communicate to the Registrar, the Settlement Agent, B3 and the Fiduciary Agent the date of early redemption or a longer period should it be required by B3. 5.5.6. The amount to be paid in relation to each of the Debentures of the respective Series shall be equivalent to the amount indicated in the Early Redemption Offer Notice, including the redemption premium, if applicable. 5.5.7. The Debentures redeemed by the Issuer under the terms of this Clause must be cancelled. 5.5.8. Should the Early Redemption Offer refer to part of the Debentures of a certain Series Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 41 and the quantity of Debentures of the respective holders of Debentures of such Series who indicated their interest in participating in the Early Redemption Offer is less than the minimum quantity of Debentures of the respective Series to which the Early Redemption Offer was originally directed, the Issuer may (i) redeem all the Debentures of the respective Series that have adhered to the Early Redemption Offer; or (ii) cancel the Early Redemption Offer. 5.5.9. Notwithstanding the provisions of Clause 5.5.8 above, should, as a result of one or more Early Redemption Offers, the quantity of Debentures of a particular Series result in an amount equal to or less than 15% (fifteen percent) of the quantity of the respective Series existing on the Issuance Date, the Issuer must carry out, within 5 (five) Business Days, the mandatory early redemption of all Debentures of the respective Series ("Mandatory Early Redemption"). 5.5.10. Upon Mandatory Early Redemption, the amount due by the Issuer to the Debenture Holders shall be equivalent to the amount offered to the holders of Debentures of the respective Series under the Early Redemption Offer. 5.5.11. The Mandatory Early Redemption of the Debentures of the respective Series held electronically in custody at B3 shall follow the event settlement procedures adopted by it. Should the Debentures of the respective Series not be held electronically in custody at B3, the Mandatory Early Redemption shall be carried out through the Registrar. 5.5.12. The Debentures of the respective Series must be cancelled by the Issuer after execution of the Mandatory Early Redemption. 6. EARLY MATURITY 6.1. Subject to the provisions of Clauses 6.1.1 to 6.1.12 below, the Fiduciary Agent must declare the early maturity of all obligations arising from the Debentures and demand immediate payment by the Issuer and/or the Guarantor to the Debenture Holders of the Updated Unit Nominal Value plus the Remuneration, calculated pro rata temporis from the Remuneration Start Date, or the last Remuneration Payment Date, whichever occurs last, until the date of actual payment, without prejudice to the payment of Late Payment Charges, when applicable, and any other amounts possibly owed by the Issuer under the terms of this Issuance Deed, upon the occurrence of the following circumstances: 6.1.1. Subject to any applicable cure periods and procedures, the following constitute Events of Default that result in automatic early maturity of the obligations arising from this Issuance Deed, without the need for prior convening of a General Meeting of Debenture Holders ("Events of Default – Automatic Early Maturity"): Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 42 (i) failure to comply with pecuniary obligations provided for in this Issuance Deed, without such failure being remedied by the Issuer within 2 (two) Business Days from the respective maturity; (ii) liquidation, dissolution or termination of the Issuer and/or any Relevant Subsidiaries of the Issuer (as defined below), except if the liquidation, dissolution and/or termination results from a corporate transaction that does not constitute an Event of Default, under the terms permitted in this Issuance Deed. For purposes of this Issuance Deed, "Relevant Subsidiary of the Issuer" means any subsidiary or controlled company, directly or indirectly, of the Issuer, that represents more than 20% (twenty percent) of the consolidated assets of the Issuer, according to the most recent consolidated financial statements of the Issuer available on the date of the event in question; (iii) declaration of early maturity (as considered in accordance with the terms of the respective contractual instrument that originated the obligation) of any financial obligation of the Issuer and/or any Relevant Subsidiaries, whether in the capacity of borrower or guarantor, whose value, individually or in aggregate, is equivalent to at least 5% (five percent) of the Adjusted EBITDA (as defined in Annex I to this Issuance Deed) of the Issuer, according to the most recent consolidated financial statements of the Issuer available on the date of the event in question, or its equivalent value in other currencies, noting that, for purposes of this item, in transactions where the Issuer acts as guarantor, the early maturity of the Debentures will only occur if the Issuer fails to honor the debt amount or the guarantee granted within the contractually stipulated period; (iv) if any bankruptcy, dissolution or judicial or extrajudicial reorganization proceeding or similar procedure or any preceding conciliations and mediations, or further, incidental procedures to judicial reorganization processes (including, without limitation, any emergency injunctions filed pursuant to §1 of article 20-B of Law No. 11,101, of February 9, 2005, as amended); (a) is initiated upon request of the Issuer or one of the Relevant Subsidiaries of the Issuer (regardless of respective approval); or (b) decreed against the Issuer or one of the Relevant Subsidiaries of the Issuer; (v) transformation of the Issuer into another corporate type, pursuant to article 220 of the Corporations Law; (vi) judicial challenge by the Issuer and/or companies controlled by the Issuer before the competent court, of the invalidity and/or unenforceability of this Issuance Deed; or Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 43 (vii) cancellation, termination or judicial decision of immediate enforceability that declares the invalidity, ineffectiveness, nullity or total unenforceability of this Issuance Deed, provided it is not suspended or reversed within 30 (thirty) days from the date of such decision. 6.1.2. Without prejudice to the provisions of Clause 6.1.1 above, the following events constitute Events of Default that result in non-automatic early maturity of the obligations arising from this Issuance Deed (each event, an "Event of Default – Non-Automatic Early Maturity" and, together with the Events of Default – Automatic Early Maturity, "Events of Default"): (i) existence of a condemnatory judicial decision, without a suspensive effect having been obtained through judicial and/or administrative order or decision, due to the practice of acts by the Issuer and/or its controlled companies that involve discrimination based on race or gender, encouragement of prostitution and/or child labor, slave labor or violation of indigenous peoples' rights; (ii) existence of a conviction decision at the 2nd (second) instance level, without a suspensive effect having been obtained through judicial and/or administrative order or decision, due to the practice of acts by the Issuer and/or its subsidiaries that constitute a crime against the environment, it being understood that the declaration of early maturity based on the provisions of this subitem will not occur if the reparation imposed on the Issuer and/or its subsidiaries is carried out, or while the penalty imposed on the Issuer and/or its subsidiaries is being served, subject to due process of law, or if said event does not result in a Material Adverse Effect (as defined below); (iii) failure by the Issuer to comply with any non-pecuniary obligations provided for in this Issuance Deed, not remedied within 20 (twenty) Business Days from the failure to comply with such non-pecuniary obligation, or within a specific cure period provided for in this Issuance Deed; (iv) any of the representations or warranties provided by the Issuer in this Issuance Deed and in the other Offer documents prove to be false or incorrect in any material respect; (v) change or alteration in the corporate purpose of the Issuer that materially modifies the main activities currently carried out by it, or that adds to these activities new businesses that have prevalence or that may represent material deviations in relation to the activities currently developed by the Issuer; Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 44 (vi) non-renewal, non-obtaining, cancellation, revocation, termination or suspension of authorizations, concessions, permits, subsidies or licenses, including environmental licenses and those granted by the Federal Government and/or the National Electric Energy Agency (ANEEL), required by competent authorities, not cured within 60 (sixty) days from such non-renewal, cancellation, revocation, termination or suspension, that prevents the regular conduct of electricity generation, transmission and distribution activities carried out by the Issuer and/or the Relevant Subsidiaries of the Issuer, as the case may be, except for those (a) that are demonstrably in the timely renewal process by the Issuer and/or the Relevant Subsidiaries of the Issuer; or (b) that do not affect the fulfillment of the pecuniary obligations of the Issuer related to this Deed; or (c) whose applicability is being challenged in good faith by the Issuer and/or the Relevant Subsidiaries of the Issuer in judicial or administrative spheres, provided that a suspensive effect is obtained for such challenge; (vii) non-compliance by the Issuer and/or the Relevant Subsidiaries of the Issuer, during the term of the Debentures, with laws, rules and regulations, determinations of governmental bodies, agencies or courts, applicable to the conduct of their business, including socio-environmental conditions contained in environmental licenses, except (a) if such laws, rules, regulations or determinations of governmental bodies, agencies or courts have their enforceability and/or effects suspended by judicial or administrative decision within 30 (thirty) days from the date of said non-compliance by the Issuer and/or the Relevant Subsidiaries of the Issuer; or (b) if said non-compliance does not result in a Material Adverse Effect (as defined below); (viii) non-compliance with any final arbitration award or final and unappealable court judgment against the Issuer and/or any Relevant Subsidiary of the Issuer, that, individually or in aggregate in the same fiscal year, exceeds 5% (five percent) of the Adjusted EBITDA (as defined in Annex I to this Issuance Deed) of the Issuer, according to the most recent consolidated financial statements of the Issuer available on the date of the event in question, or its equivalent value in other currencies, or that results in a Material Adverse Effect (as defined below), within the deadline stipulated in the decision or judgment for payment. For purposes of this Issuance Deed, "Material Adverse Effect" means: the occurrence of a material negative adverse change in the economic, financial or operational conditions of the Issuer that impacts: (a) the timely fulfillment of the pecuniary obligations assumed by the Issuer before the Debenture Holders; and/or (b) the validity and enforceability of this Issuance Deed; Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 45 (ix) transfer or any form of assignment or promise of assignment to third parties, by the Issuer, of the obligations assumed in this Issuance Deed, except (1) if with prior authorization of Debenture Holders gathered in a General Meeting of Debenture Holders; or (2) through an Authorized Transaction (as defined below), provided that (a) an amendment is executed pursuant to the model provided in Annex III to this Issuance Deed ("Drop Down Amendment") and (b) the current Issuer assumes, through the Drop Down Amendment, the condition of guarantor, jointly and severally, of the Debentures, and of all obligations that come to be assumed by the Assignee (as defined below) under the terms of this Issuance Deed. For purposes of this item, "Authorized Transaction" means the assignment of all rights and obligations assumed by the Issuer in this Issuance Deed, at the sole discretion of the Issuer, to Centrais Elétricas do Norte do Brasil S/A, enrolled in the CNPJ under No. 00.357.038/0001-16, to Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil, enrolled in the CNPJ under No. 02.016.507/0001-69, to Companhia Hidro Elétrica do São Francisco, enrolled in the CNPJ under No. 33.541.368/0001-16, or to any other publicly-held company registered with the CVM whose equity interest is consolidated in the audited and consolidated financial statements of the Issuer, provided that, in all cases, the assignee is a publicly-held company registered with the CVM on the date of assignment (any of them, the "Assignee"), so that, for all intents and purposes, the Assignee shall become the "issuer" of the Debentures, assuming, irrevocably and irreversibly, for all intents and purposes, in the capacity of debtor and principal payor, all obligations, pecuniary and non-pecuniary, arising from the Debentures; (x) seizure, expropriation, takeover, nationalization, eminent domain or any compulsory acquisition of all or a substantial part of the assets, including equity interests of the Issuer and/or the Relevant Subsidiaries of the Issuer, except if (a) within 30 (thirty) days from the date of the event the Issuer proves that there was a favorable decision for the reversal of such measure or that it obtained an injunction guaranteeing the continuity of service provision and provided that such injunction is not revoked; or (b) it does not result in the reduction of the credit rating of the Issuance to a level lower than two notches below the credit rating of the Issuance assigned during the Offering; (xi) should the Issuer cease to be a securities issuer registered with the CVM, in category "A" or listed on B3; (xii) default by the Issuer, whether in the capacity of borrower or guarantor, of any financial obligation, the value of which, individually or in aggregate, is equivalent to at least 5% (five percent) of the Adjusted EBITDA (as defined in Annex I to this Issuance Deed) of the Issuer, according to the most recent consolidated financial Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 46 statements of the Issuer available on the date of the event in question, or its equivalent value in other currencies, except if remedied (a) within the cure period established in the respective contract, if any; or (b) within 2 (two) Business Days from the date on which such obligation became due, should there be no specific cure period in the respective contract; (xiii) default by any Relevant Subsidiaries of the Issuer, whether in the capacity of borrower or guarantor, of any financial obligation, whose value, individually or in aggregate, is equivalent to at least 5% (five percent) of the Adjusted EBITDA (as defined in Annex I to this Issuance Deed) of the Issuer, according to the most recent consolidated financial statements of the Issuer available on the date of the event in question, or its equivalent value in other currencies, except if cured (a) within the cure period established in the respective agreement, if any; or (b) within up to 2 (two) Business Days from the date on which such obligation became due, if there is no specific cure period in the respective agreement; (xiv) non-compliance with any obligations set forth in Clause 5.4 above; (xv) occurrence of a spin-off, merger, consolidation, share exchange or any other form of corporate reorganization involving the Issuer, except (a) for merger, spin-off, consolidation, share exchange or any other form of corporate reorganization transactions occurring among companies of the Issuer's economic group, which includes the Issuer, the direct and indirect Subsidiaries of the Issuer and any and all companies in which the Issuer holds an equity interest, directly or indirectly, regardless of holding Control) ("Economic Group"), including consolidation by the Issuer of any Relevant Subsidiary or other subsidiaries or investees of the Issuer; or (b) if not occurring exclusively within the Issuer's Economic Group; (1) provided that (x) the company resulting from said corporate reorganization, or involved in said corporate reorganization, is or becomes controlled or invested in directly or indirectly by the Issuer, or if the company resulting from said transaction is the Issuer itself, including investment through capital contribution by the Issuer in the context of establishing a joint venture; and, cumulatively, (y) the other parties involved in said transaction are not Sanctioned Persons; or (2) if with prior authorization from the Debenture Holders convened in a General Meeting of Debenture Holders; (3) in the event of consolidation, merger, spin-off or other form of corporate reorganization of the Issuer, if the right of redemption is guaranteed to Debenture Holders who do not agree with said transaction, to be exercised within 6 (six) months from the date of publication of the minutes of the Issuer's General Meeting that resolves on such transaction pursuant to article 231 of the Corporations Law; or (4) in the case of consolidation, merger, spin-off or other form of corporate reorganization transactions, Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 47 if it does not result in the Issuer's loss of equity interests or assets representing an individual or aggregate value in excess of 20% (twenty percent) of the Issuer's total consolidated assets, based on the latest audited financial statements made available by the Issuer at the time of the respective transaction (noting that transactions entered into pursuant to items (1) to (3) above shall not be computed for purposes of verifying the amount authorized in this item (4)). For purposes of this Issuance Deed, "Sanctioned Person" means any individual, legal entity or unincorporated entity prohibited or sanctioned or prevented from conducting business in Brazil, in accordance with applicable Brazilian laws, or subject to civil penalties for violations of any legal or regulatory provision, domestic or foreign, relating to the practice of corruption or acts harmful to public administration, including, without limitation, the Anti-Corruption Laws; (xvi) protest of instruments against the Issuer in an amount, individually or in aggregate, equal to or greater than 5% (five percent) of the Adjusted EBITDA (as defined in Annex I to this Issuance Deed) of the Issuer, according to the most recent consolidated financial statements of the Issuer available on the date of the event in question, or its equivalent in other currencies, unless it is validly proven by the Issuer that the protest(s) was(were) (a) effectively suspended within up to 30 (thirty) days from the date of the respective event, and only while the effects of the suspension last; (b) paid or cancelled within the legal period; or (c) guarantees were provided in court and accepted by the Judiciary; (xvii) sale, assignment, lease or any form of disposal of property and assets, including equity interests, by the Issuer and/or by Relevant Subsidiaries of the Issuer, except (a) for transactions in which said property and/or asset (including equity interests) is sold, assigned, leased or disposed of to a company controlled or invested in directly or indirectly by the Issuer (including capital contributions in the context of establishing a joint venture by the Issuer or by Relevant Subsidiaries), (b) for asset replacement for maintenance and/or repair purposes; (c) if at least 75% (seventy-five percent) of the net proceeds originating from said transaction are used in the ordinary or early amortization and/or settlement (including through dation in payment) of debts of the Issuer and/or the Relevant Subsidiaries or other outstanding liabilities, including those arising from administrative, arbitral or judicial decisions (or settlements or transactions), or deposited in a restricted account intended for payment of such obligations, within 365 (three hundred and sixty-five) days from the effective receipt of the financial resources by the respective entity, or in the reimbursement or compensation of debts that have been paid with the Issuer's and/or the Relevant Subsidiaries' own resources, or, further, if said transaction results in the release of guarantees provided by the Issuer and/or by Relevant Subsidiaries, Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 48 in the context of obligations contracted by the companies subject to the sale, assignment, lease or disposal, provided that such released guarantees have a value equivalent to at least 75% (seventy-five percent) of the net proceeds originating from said transaction, (d) if the proceeds from the transaction are allocated to the acquisition of, or investment in, new assets that have, at minimum, the same representativeness as the assets sold, assigned, leased or disposed of at the time of purchase (i.e., the book value of the assets acquired or invested in is, on an aggregate basis, at most, 20% (twenty percent) lower than the book value of the asset sold, assigned, leased or disposed of, as verified in the consolidated and audited financial statements of the Issuer ("Representativeness"), (e) transactions in which said property and/or asset (including equity interests) is leased or rented to third parties in the ordinary course of business of the Issuer and/or the Relevant Subsidiaries, including plant lease transactions; (f) if the Issuer or Relevant Subsidiary has carried out a transaction to acquire assets (including equity interests) that have, at minimum, the same Representativeness as the asset of the sale, assignment, lease or disposal transaction in question in the period of 24 (twenty-four) months (inclusive) prior to the completion of said sale, assignment, lease or disposal transaction in question; or (g) in other cases other than those provided for in any of items "a" to "f" above, provided that, jointly or individually, such transactions represent a value, individually or in aggregate, in an amount equivalent to or lower than 20% (twenty percent) of the consolidated total assets of the Issuer, based on the latest audited financial statements made available by the Issuer at the time of the respective transaction; (xviii) redemption, repurchase, amortization or bonus of shares, payment of dividends, including dividends as advance payment, income in the form of interest on equity or the making of any other payments by the Issuer to its shareholders, under any title, if the Issuer is in default with any of its pecuniary obligations established in this Issuance Deed, except, however, for the payment of the mandatory minimum dividend provided in the Issuer's bylaws in force on the Issuance Date and the portion of net income allocated to the special reserve for retained dividends provided in paragraphs 3, 4 and 5 of article 202 of the Corporations Law; (xix) reduction of the share capital of the Issuer, without prior authorization of the Debenture Holders, gathered in a General Meeting of Debenture Holders, except if for purposes of absorbing accumulated losses, pursuant to article 173 of the Corporations Law; or (xx) failure by the Issuer to use the net proceeds obtained from the Issuance strictly in accordance with the terms of this Issuance Deed. Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 49 6.1.3. The occurrence of any of the events described in Clause 6.1.2 must be promptly communicated to the Fiduciary Agent by the Issuer within 3 (three) Business Days of its knowledge. Failure by the Issuer to comply with this duty shall not prevent the Fiduciary Agent and/or the Debenture Holders from, at their discretion, exercising their powers, faculties and claims provided for in this Issuance Deed and in the other Issuance documents, including declaring the early maturity of the Debentures. 6.1.4. The occurrence of any of the Events of Default – Automatic Early Maturity indicated in Clause 6.1.2 above will result in the automatic early maturity of the obligations arising from the Debentures, with the consequent declaration, by the Fiduciary Agent, of the early maturity of all obligations arising from the Debentures and the requirement to pay what is due, regardless of the call for a General Meeting of Debenture Holders or any form of notification to the Issuer, subject to the provisions of Clause 9 below. 6.1.5. Upon the occurrence of any of the Events of Default - Non-Automatic Early Maturity, the Fiduciary Agent must convene, within 5 (five) Business Days from the date on which it becomes aware of the event and the end of the respective cure period, as applicable, a General Meeting of Debenture Holders of each Series, at which the holders of the Debentures of each Series must deliberate on the declaration of early maturity of the obligations arising from the Debentures of each Series. 6.1.6. The General Meeting of Debenture Holders mentioned in Clause 6.1.5 above will be convened in accordance with the procedures and quorums provided in Clause 9 below, noting that the holders of the Debentures of each Series may choose to declare the obligations arising from the Debentures of each Series accelerated, through resolution of the holders of the Debentures of each Series representing at least (i) at first call, 50% (fifty percent) plus one of the Outstanding Debentures (as defined below) of the respective Series; and (ii) at second call, 50% (fifty percent) plus one of the Debentures of the respective Series present at said General Meeting of Debenture Holders convened at second call, provided that at least 30% (thirty percent) of the Outstanding Debentures of the respective Series are present at said meeting, in which case the Fiduciary Agent must declare the early maturity of all obligations arising from the Debentures of the respective Series. 6.1.7. Subject to the provisions of Clause 9.4 below, in the event of (i) failure to convene for lack of quorum, at the second call, of the General Meeting of Debenture Holders of the respective Series mentioned in Clause 6.1.5 above; or (ii) failure to approve the exercise of the faculty provided for in Clause 6.1.5 above; or (iii) failure to approve the declaration of early Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 50 maturity provided for in Clause 6.1.6 above, the Fiduciary Agent shall not declare the early maturity of the obligations arising from the Debentures of the respective Series. 6.1.8. Without prejudice to the provisions above, resolutions at the General Meeting of Debenture Holders relating to amendments to the wording of the Events of Default provided in Clauses 6.1.1 and 6.1.2 above, must observe the installation rules, procedures and quorums provided in Clause 9 below, and will be approved by votes of holders of the Debentures of the respective Series representing at least: (i) at first call, 50% (fifty percent) plus one of the Outstanding Debentures of the respective Series; and (ii) at second call, 50% (fifty percent) plus one of the Debentures present at said General Meeting of Debenture Holders convened at second call, provided that at least 20% (twenty percent) of the Outstanding Debentures of the respective Series are present at said meeting. In case of declaration of early maturity of the obligations arising from the Debentures of the respective Series, in the circumstances provided in Clauses 6.1.4 and 6.1.5 above, the Fiduciary Agent must send within up to 1 (one) Business Day a notification with acknowledgment of receipt to the Issuer ("Early Maturity Notice"), with a copy to the Settlement Agent and Registrar, informing of such event, so that the Issuer, within up to 3 (three) Business Days from the date of receipt of the Early Maturity Notice, effects payment of the amount corresponding to the Updated Unit Nominal Value of the Debentures of the respective Series, as the case may be, plus the Remuneration of the respective Series owed until the date of actual payment, plus Late Payment Charges, if applicable, pursuant to this Issuance Deed. 6.1.9. Should payment of the totality of the Debentures provided for in Clause 6.1.7 above be made through B3, the Issuer must communicate to B3, by means of correspondence together with the Fiduciary Agent, regarding such payment, with at least 3 (three) Business Days' advance notice of the date stipulated for its execution. 6.1.10. Once the Debentures have matured early, pursuant to the terms of this Clause 6, the Fiduciary Agent must communicate to B3 immediately after the declaration of early maturity. 6.1.11. With respect to the Authorized Transaction, if implemented, as provided in the draft Drop Down Amendment, for the avoidance of doubt, the percentages provided in Clauses 6.1.1 and 6.1.2 of this Issuance Deed shall continue to be calculated based on the consolidated financial statements of the Issuer, and not based on the financial statements of the Assignee. Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 51 6.1.12. Investors, upon subscribing to or acquiring the Debentures in the primary or secondary markets, respectively, shall be automatically, voluntarily, unconditionally, irrevocably and irreversibly approving, regardless of the holding of any General Meeting of Debenture Holders, the implementation of the Authorized Transaction, as well as the execution of the Drop Down Amendment, and the granting of a personal guarantee by the Issuer. 7. ADDITIONAL OBLIGATIONS OF THE ISSUER 7.1. Subject to the other obligations provided for in this Issuance Deed, while the outstanding balance of the Debentures is not fully paid, the Issuer further undertakes to: (i) provide the Fiduciary Agent with: (a) within a maximum of 45 (forty-five) days after the end of the first 3 (three) quarters of each fiscal year or 2 (two) Business Days after the date of actual disclosure of the respective financial information (except for the last quarter of its fiscal year), whichever occurs first, a copy of its complete quarterly financial information (ITR) relating to the respective quarter, prepared in accordance with the Corporations Law, generally accepted accounting principles in Brazil, and the rules issued by the CVM, accompanied by the management report and the opinion of independent auditors with valid registration with the CVM. The Issuer authorizes such quarterly information to be made available on the Fiduciary Agent's website; (b) within a maximum of 90 (ninety) days after the end of each fiscal year, throughout the term of this Issuance Deed (1) a copy of the complete and audited financial statements of the Issuer relating to the respective fiscal year, prepared in accordance with the Corporations Law, generally accepted accounting principles in Brazil, and the rules issued by the CVM, accompanied by the management report and the opinion of independent auditors with valid registration with the CVM. The Issuer authorizes such financial statements to be made available on the Fiduciary Agent's website; and (2) a declaration, signed by a legal representative of the Issuer, with powers to do so in accordance with its bylaws, attesting: (I) that the provisions contained in this Issuance Deed remain valid; (II) the non-occurrence of any Event of Default and the absence of breach of obligations by the Issuer to the Debenture Holders; (III) that the assets and properties of the Issuer were properly insured; and (IV) that no acts were performed in disagreement with the bylaws; (c) within 5 (five) Business Days from receipt of the request, any information that may Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 52 be requested by the Fiduciary Agent, extendable for successive periods if the Issuer justifies that it is not possible to provide the information within said period; (d) the Issuer's organizational chart, all its financial data and corporate acts necessary for the preparation of the annual report, as provided in CVM Resolution No. 17, of February 9, 2021, as amended ("CVM Resolution 17"), that may be requested by the Fiduciary Agent, within up to 30 (thirty) days before the deadline for preparation of the annual report, it being understood that said organizational chart of the Issuer's corporate group must include the controlling companies, as applicable, the subsidiaries, the affiliates, and members of the same group as the Issuer, at the end of each fiscal year; (e) within up to 3 (three) Business Days after its publication, notice of the call for any general meeting, with the date of its completion and the agenda and, as soon as available, copies of all minutes of general meetings, board of directors meetings, board of officers meetings and fiscal council meetings that in any way involve the interests of the Debenture Holders, subject to the duty of confidentiality, if necessary; (f) within up to 1 (one) Business Day from the date they are issued, notices to the Debenture Holders; (g) within up to 3 (three) Business Days from the date of becoming aware or receiving, as the case may be, (1) information regarding the occurrence of any Event of Default; or (2) sending a copy of any correspondence or notification, judicial or extrajudicial, received by the Issuer related to the Debentures and/or an Event of Default; and (h) 1 (one) original copy, with the attendance list, and one electronic copy (in .pdf file) with the proper digital seal from JUCERJA of the acts and meetings of the Debenture Holders that are part of the Issuance. (ii) inform the Fiduciary Agent, within up to 2 (two) Business Days from the date of its occurrence, of any change in the financial, economic, commercial, operational, regulatory or corporate conditions or in the business of the Issuer, as well as any events or situations that may cause a Material Adverse Effect, including legal actions or administrative proceedings that: (a) may negatively affect, prevent or justifiably hinder the fulfillment by the Issuer of its obligations arising from this Issuance Deed and the Debentures; or (b) cause the financial statements of the Issuer or its quarterly financial information to no longer reflect the true financial condition of the Issuer; Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 53 (iii) inform the Fiduciary Agent, within up to 5 (five) Business Days from the respective receipt, about any assessments by governmental bodies, of a fiscal, environmental, regulatory, or antitrust nature, among others, in relation to the Issuer, imposing sanctions or penalties that result or may result in a Material Adverse Effect; (iv) pursuant to applicable regulations, maintain, under its custody, for 5 (five) years, or for a longer period if requested by the CVM, all documents and information related to the Offering; (v) comply with all obligations provided in CVM Resolution 160 applicable to this Offering, including the provisions of its article 11 et seq., as applicable to it; (vi) subject to the provisions of articles 11 and 12 of CVM Resolution 160, refrain, until the disclosure of the closing announcement of the Offering, from (a) publicizing the Offering, including through statements about it, except what is strictly necessary for the completion of the Offering, warning recipients about the confidential nature of the information transmitted; and (b) using information regarding the Offering, Issuer, the Issuance and the Debentures, except for purposes strictly related to the preparation of the Offering; (vii) refrain from trading securities of its issuance of the same type as the Debentures, referenced therein, convertible or exchangeable until the disclosure of the closing announcement, except in the circumstances provided in paragraph 2 of article 54 of CVM Resolution 160; (viii) maintain its registration as a publicly-held company with the CVM, as required by CVM Resolution 80; (ix) engage and maintain engaged, at its own expense, throughout the entire term of the Debentures, subject to the terms of this Issuance Deed, the service providers inherent to the obligations provided in this Issuance Deed, including: (a) Settlement Agent and Registrar; (b) Fiduciary Agent; (c) the Credit Rating Agency; and (d) the trading systems of the Debentures in the secondary market of B3; (x) maintain updated and in order the corporate books and records of the Issuer; (xi) maintain in proper operation a body to serve, efficiently, the Debenture Holders or engage financial institutions authorized to provide such service; (xii) maintain its accounting and management information systems, as well as its accounting books and other records updated and in accordance with generally accepted accounting principles in Brazil and in a manner that faithfully and adequately reflects its financial situation and the results of its operations; Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 54 (xiii) proceed with proper disclosure of economic-financial data, as required by the Corporations Law, promoting the publication of its financial statements, as required by legislation and regulations in force; (xiv) comply with all determinations of the CVM and B3, with the submission of documents and, further, providing the information requested; (xv) send to the CVM's periodic and eventual information system, as well as disclose in accordance with Clause 4.19 above within up to 1 (one) Business Day from the date of its receipt, the annual report of the Fiduciary Agent; (xvi) bear all costs arising from: (a) the distribution of the Debentures, including all costs related to their deposit with B3; (b) registration and publication of acts necessary for the Issuance, such as this Issuance Deed, its possible amendments and the minutes of the Board of Directors Meeting of the Issuer; and (c) registration of the Offering with the CVM and ANBIMA; (xvii) effect the collection of any taxes or contributions that are levied or may be levied on the Issuance and that are the responsibility of the Issuer; (xviii) maintain current status with respect to all taxes or contributions owed to the Federal, State or Municipal Tax Authorities, as well as with respect to contributions owed to the National Social Security Institute (INSS) and Time of Service Guarantee Fund (FGTS), except with respect to those payments that are being or that come to be challenged in good faith or contested by the Issuer in the judicial or administrative sphere and that have their enforceability and/or effects suspended by judicial or administrative decision within 30 (thirty) days from the date of said default by the Issuer, or those whose non-compliance does not result in a Material Adverse Effect; (xix) obtain, maintain and keep in force (and, where appropriate, renew in a timely manner), until settlement of all obligations under this Issuance Deed, all authorizations, approvals, licenses, permits, including environmental licenses, as well as their renewals, necessary for the performance of the Issuer's activities, except for (a) those authorizations, licenses and/or permits that are in the timely process of obtaining, renewal or whose applicability is being challenged in good faith or contested by the Issuer in the judicial or administrative sphere and that have their enforceability and/or effects suspended by judicial or administrative decision within 60 (sixty) days from the date of non-obtaining or non-renewal of the authorizations, licenses, permits and/or permits; or (b) those authorizations, licenses and/or permits whose loss or non-obtaining does not result in a Material Adverse Effect; (xx) convene, pursuant to the terms of Clause 9 of this Issuance Deed, a General Meeting of Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 55 Debenture Holders to deliberate on any matters relating to the present Issuance should the Fiduciary Agent be required to do so, under the terms of this Issuance Deed, but fails to do so; (xxi) attend General Meetings of Debenture Holders whenever requested; (xxii) maintain, conserve and preserve in good condition all assets of the Issuer, including, but not limited to, all its movable and immovable properties, necessary for the achievement of its corporate purposes; (xxiii) in the event that the legality or enforceability of any of the relevant provisions of this Issuance Deed and other related instruments in the context of this Issuance is challenged in court by any person, and such judicial challenge may affect the Issuer's ability to fulfill its obligations provided in the instruments mentioned above, inform the Fiduciary Agent of said challenge within up to 5 (five) Business Days from becoming aware of it, without prejudice to the possible occurrence of one of the Events of Default; (xxiv) if the Issuer is summoned in an action that has as its objective the declaration of total or partial invalidity or ineffectiveness of this Issuance Deed, take all necessary measures to contest such action within the legal deadline, as well as notify the Fiduciary Agent about such action within up to 2 (two) Business Days from becoming aware of it; (xxv) not carry out operations outside its corporate purpose or in disagreement with its corporate purpose, subject to statutory, legal and regulatory provisions in force; (xxvi) use the funds received from the payment of the Debentures in accordance with the terms of this Issuance Deed; (xxvii) engage and maintain engaged, at its own expense, the Credit Rating Agency, to perform the credit rating of the Issuance, and must also: (a) ensure that the Credit Rating Agency updates such credit rating annually, from the date of the first report, until the Maturity Date; and (b) disclose annually and allow the Credit Rating Agency to widely disclose to the market the reports of such credit rating; (xxviii) without prejudice to the provisions of item "(xxvii)" above, maintain updated and available on its internet page the risk rating report of the Issuance; (xxix) except as provided in item "(xxx)" below, comply and ensure that its controlled companies, its directors, officers and board members, acting on behalf of or in favor of the Issuer, in any manner, comply, during the term of validity of the Debentures: (a) with the provisions of the National Environmental Policy, the Resolutions of CONAMA – National Environmental Council and Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 56 other applicable environmental legislation and supplementary environmental regulations, adopting preventive or remedial measures and actions, intended to avoid and correct any environmental damage, as well as proceed with all due diligence required for the activity of this type, preserving the environment and complying with the determinations of municipal, state and federal agencies that may subsidiarily legislate or regulate environmental regulations in force; and (b) labor legislation and regulations, especially those relating to persons with disabilities, occupational health and safety, except (1) alleged non-compliance challenged in good faith in judicial and/or administrative spheres; or (2) those that do not cause a Material Adverse Effect; (xxx) comply with and ensure that its subsidiaries, its directors, officers and board members, who act on behalf of or in favor of the Issuer, in any manner, comply with, during the term of the Debentures, socio-environmental legislation relating to non-incentive of prostitution, and the use of child labor and/or labor in conditions analogous to slavery or, further, those related to the rights of indigenous peoples, in particular, but not limited to, the right to areas of indigenous occupation, as declared by the competent authority; (xxxi) not appear in the National Registry of Ineligible and Suspended Companies – CEIS and/or in the National Registry of Punished Companies – CNEP; (xxxii) notify the Fiduciary Agent, within (a) 5 (five) Business Days from the date on which it becomes aware that the Issuer or any of its subsidiaries; or (b) 5 (five) Business Days from the date on which it becomes aware that any of the respective officers are involved in an investigation, inquiry, action, procedure and/or judicial or administrative proceeding, conducted by national or foreign administrative or judicial authority, related to the practice of harmful acts, or crimes against the economic or tax order, the financial system, the capital market or national or foreign public administration, "laundering" or concealment of assets, rights and values, terrorism or financing of terrorism, provided for in applicable national and/or foreign legislation, provided they are not under seal or judicial secrecy, and must, when requested by the Fiduciary Agent and whenever available, provide copies of any decisions rendered and any judicial or extrajudicial agreements entered into within the scope of said proceedings, as well as detailed information about the measures adopted in response to such proceedings; (xxxiii) not offer, promise, give, authorize, solicit or accept, directly or indirectly, any undue advantage, pecuniary or of any nature, related in any way to the purpose of the Issuance, as well as not practice harmful acts, infractions or crimes against the economic or tax order, the financial system, the capital market or public administration, national or foreign, "laundering" or concealment of assets, rights and Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 57 values, terrorism or financing of terrorism, provided for in applicable national and/or foreign legislation, and maintain internal policies and/or procedures aimed at compliance with such rules, including by its officers and employees; (xxxiv) observe, comply with and/or cause to be complied with, by itself, and by its subsidiaries and its officers, acting in the name and for the benefit of the Issuer, any and all laws, regulations and policies that address corruption, crimes against the economic or tax order, "laundering" or concealment of assets, rights and values, or against the National Financial System, the capital market or public administration, national or foreign, as well as the determinations and rules issued by any national or foreign body or entity, to which it is subject by legal or contractual obligation, that have the purpose of preventing or combating terrorism or financing of terrorism, provided for in applicable national and/or foreign legislation; including, without limitation, unlawful acts that may give rise to administrative, civil or criminal liability under Laws No. 6,385, of December 7, 1976, No. 7,492, of June 16, 1986, No. 8,137, of December 27, 1990, No. 8,429, of June 2, 1992, No. 14,133, of April 1, 2021 (or other procurement and public administration contract regulations), No. 9,613, of March 3, 1998, No. 12,529, of November 30, 2011, No. 12,846, of August 1, 2013, Decree-Law No. 2,848, of 1940, Decree No. 11,129, of July 11, 2022, U.S. Foreign Corrupt Practices Act of 1977, and the UK Bribery Act, as applicable to the Issuer ("Anti-Corruption Laws"), and must (a) adopt internal policies and procedures that ensure full compliance with the above laws, including by its employees and affiliates; (b) provide full knowledge of such regulations to all of its professionals prior to the beginning of their activities in the context of the Offering; and (c) refrain from engaging in acts of corruption and from acting in a manner harmful to public administration, national or foreign; (xxxv) remain in good standing with respect to this Issuance Deed; (xxxvi) request from the Risk Rating Agency, within 5 (five) Business Days from the date of completion of any Originating Control Acquisition, an update to the Issuer's risk rating report, for purposes of the Redemption Obligation provided for in Clause 5.4 above ("Rating Report – Control Acquisition"), and must: (a) deliver said updated report in electronic copy (in .pdf file) to the Fiduciary Agent within up to 5 (five) Business Days from its receipt by the Issuer; and (b) widely disclose to the market said reports with the summaries of the credit ratings pursuant to applicable regulations; (xxxvii) maintain the Project in compliance with the terms of Law 12,431 during the term of the Debentures; Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 58 (xxxviii) not alter the essential characteristics and operating segment of the Project, except as permitted by applicable legislation, including, but not limited to, the provisions of Law 12,431; and (xxxix) comply with all its obligations related to CVM Resolution 160 and Law 12,431. 8. FIDUCIARY AGENT 8.1. The Issuer appoints and constitutes as Fiduciary Agent of the Issuance, Vórtx Distribuidora de Títulos e Valores Mobiliários Ltda., qualified in the preamble of this Issuance Deed, which, through this act, accepts the appointment to, pursuant to law and this Issuance Deed, represent the community of Debenture Holders before the Issuer. 8.2. The Fiduciary Agent, appointed in this Issuance Deed, declares under penalty of law that: (i) it knows and accepts the function for which it was appointed, fully assuming the duties and responsibilities provided in specific legislation and in this Issuance Deed; (ii) it is duly authorized to execute this Issuance Deed and to comply with its obligations provided herein, all legal requirements and those provided in the respective constitutive instruments having been satisfied, necessary for such purpose; (iii) the execution of this Issuance Deed and the fulfillment of its obligations provided herein do not violate any obligation previously assumed by the Fiduciary Agent; (iv) it has no legal impediment, pursuant to article 66, paragraph 3, of the Corporations Law and article 6 of CVM Resolution No. 17, of February 9, 2021 ("CVM Resolution 17"), to exercise the function conferred upon it; (v) it is not in any of the conflict of interest situations provided in CVM Resolution 17; (vi) it has no connection with the Issuer that prevents it from exercising its functions; (vii) it verified, at the time of accepting the function, the truthfulness regarding the guarantee and the consistency of other information contained in this Issuance Deed, diligently ensuring that omissions, failures or defects of which it had knowledge were remedied; (viii) the legal representatives who execute this Issuance Deed have statutory and/or delegated powers to assume, in its name, the obligations hereby established and, Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 59 being an agent, had powers legitimately granted, the respective mandates being in full force; (ix) this Issuance Deed contains valid and binding obligations of the Fiduciary Agent, enforceable according to its terms and conditions; (x) it is aware of the regulations applicable to the Debentures and the Issuance, issued by the CVM, BACEN and other competent authorities and bodies; (xi) and as required by article 6, paragraph 2, of CVM Resolution 17, based on the organizational chart sent by the Issuer, it exercises the function of fiduciary agent or notes agent, as the case may be, for the securities issuances of the Issuer, affiliated company, controlled company, controlling company or member of the same economic group as the Issuer listed in Annex II. 8.3. The Fiduciary Agent will exercise its functions from the date of execution of this Issuance Deed, and must remain in the exercise of its functions until the Maturity Date, or until its effective replacement or, if obligations of the Issuer under this Issuance Deed still remain unfulfilled after the Maturity Date, until all obligations of the Issuer under this Issuance Deed are fully complied with. 8.4. The Issuer will owe to the Fiduciary Agent, as fees for the duties and responsibilities incumbent upon it, pursuant to applicable laws and regulations and this Issuance Deed and legislation in force, corresponding to: (i) an implementation installment in the amount of R$ 12,000.00 (twelve thousand Reais), due by the 5th (fifth) Business Day after the date of execution of this Issuance Deed; and (ii) annual installments in the amount of R$ 12,000.00 (twelve thousand Reais), with the first installment due on the same day as the maturity of installment (i) above in the subsequent year and the others on the same day in subsequent years ("Fiduciary Agent's Remuneration"). 8.5. If the transaction is cancelled, the amount of R$ 12,000.00 (twelve thousand Feais) will be owed by the Issuer as an "abort fee", to be paid by the 5th (fifth) Business Day from the date on which the cancellation notice of the transaction occurs. 8.6. In case of default by the Issuer, or in the need to hold a Meeting and/or amendments of any nature, an additional remuneration equivalent to R$ 650.00 (six hundred and fifty Reais) per man-hour of work dedicated to activities related to the Issuance will be owed to the Fiduciary Agent, including, but not limited to: (a) enforcement of guarantees; (b) attendance at formal meetings or conference calls with the Issuer, the Debenture Holders or other parties to the Issuance, including respective meetings; (c) analysis and/or preparation of any amendments to Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 60 documents related to the Issuance and the Offering, meeting minutes and/or any documents necessary for the provisions of the following item; (d) implementation of the consequent decisions made at such events; and (e) analysis and preparation of early redemption calculation simulations and other simulations, this remuneration to be paid within 10 (ten) days after sending the respective "Hours Report". 8.7. All amounts owed to the Fiduciary Agent may be invoiced by any company of the economic group, including, but not limited to, Vórtx Serviços Fiduciários Ltda., enrolled in the CNPJ under No. 17.595.680/0001-36. 8.8. The installments mentioned in the items above will be adjusted by the accumulated positive variation of the IPCA, or in its absence, or in the impossibility of its use, by the index that replaces it, from the date of the first payment until the following payment dates, calculated pro rata die, if necessary and as applicable. 8.9. The installments referred to above will be increased by the following taxes: ISS (Tax on Services of Any Nature), PIS (Contribution to the Social Integration Program), COFINS (Contribution for Social Security Financing), IRPJ (Corporate Income Tax Withheld at Source), CSLL (Social Contribution on Net Income), IRRF (Income Tax Withheld at Source) and any other taxes that may be levied on the Fiduciary Agent's Remuneration and/or the Fiduciary Agent's Additional Remuneration, as the case may be, at the rates in force on the dates of each payment. 8.10. The services of the Fiduciary Agent provided in this Issuance Deed are those described in CVM Resolution 17 and in the Corporations Law. 8.11. There will be no refund of amounts already received by the Fiduciary Agent as Fiduciary Agent's Remuneration and/or Fiduciary Agent's Additional Remuneration, as the case may be, except if the amount was paid incorrectly. 8.12. The Fiduciary Agent will not advance funds for payment of expenses arising from the Issuance, it being understood that such funds will always be owed and advanced by the Issuer or by the Debenture Holders, as the case may be. 8.13. Any additional obligations assigned to the Fiduciary Agent, provided they are approved by the Fiduciary Agent, and/or changes in the characteristics of the Issuance, will allow the Fiduciary Agent to revise the fees proposed herein. 8.14. In case of default in payment of any amount owed as a result of the Fiduciary Agent's Remuneration and/or Fiduciary Agent's Additional Remuneration, as the case may be, the overdue debts will be subject to default interest of 10% (ten percent) per year and a non-compensatory penalty of 2% (two percent) on the amount owed, with the Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 61 the amount of the overdue debt subject to monetary adjustment by the IPCA, accruing from the date of default until the date of actual payment, calculated pro rata die. 8.15. The Fiduciary Agent's Remuneration and/or the Fiduciary Agent's Additional Remuneration, as the case may be, does not include expenses considered necessary for the exercise of the fiduciary agent function during the implementation and term of the service, which will be covered by the Issuer, through payment of the respective charges accompanied by the respective supporting documents, issued directly in the name of the Issuer or through reimbursement, after, whenever possible, prior approval, namely: publications in general, notifications, extraction of certificates, notary expenses, photocopies, digitizations, sending of documents, travel, meals and lodging, expenses with specialists, such as audit and/or inspection, among others, or legal advice to Debenture Holders. 8.16. All expenses arising from legal proceedings, including administrative ones, that the Fiduciary Agent may incur to protect the interests of the Debenture Holders must be, whenever possible, previously approved and advanced by the Debenture Holders and, subsequently, as provided by law, reimbursed by the Issuer. Such expenses to be advanced by the Debenture Holders correspond to deposits, court costs and fees in actions filed by the Fiduciary Agent, as representative of the community of Debenture Holders. Attorney's fees for costs in legal actions will be equally borne by the Debenture Holders, as well as the Fiduciary Agent's remuneration in the event that the Issuer remains in default with respect to payment thereof for a period exceeding 30 (thirty) days, and the Fiduciary Agent may request a guarantee from the Debenture Holders to cover the risk of costs. 8.16.1. Any additional obligations assigned to the Fiduciary Agent and changes in the ordinary characteristics of the Issuance will allow it to revise the Fiduciary Agent's Remuneration, provided it is by mutual agreement with the Issuer. 8.17. In addition to others provided by law, regulatory acts of the CVM or this Issuance Deed, the duties and responsibilities of the Fiduciary Agent include: (i) exercise its activities with good faith, transparency and loyalty towards the Debenture Holders; (ii) protect the rights and interests of the Debenture Holders, employing, in the exercise of the function, the care and diligence that every active and honest person customarily employs in the administration of their own assets; (iii) resign from the function in the event of supervening conflicts of interest or any other form of unsuitability and immediately convene a General Meeting of Debenture Holders to resolve on its replacement; Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 62 (iv) be fully responsible for the contracted services, pursuant to current legislation; (v) keep in good custody all documentation relating to the exercise of its functions; (vi) verify, at the time of accepting the function, the veracity of information relating to guarantees, and the consistency of other information contained in this Issuance Deed, taking steps to ensure that omissions, failures or defects of which it has knowledge are remedied; (vii) act diligently with the Issuer to ensure that the Issuance Deed and its amendments are registered with the competent bodies, adopting, in the event of the Issuer's omission, the measures eventually provided for by law; (viii) monitor the provision of periodic information by the Issuer and alert the Debenture Holders, in the annual report referred to in item "(xix)" below, regarding inconsistencies or omissions of which it has knowledge; (ix) provide an opinion on the sufficiency of information provided in proposals for modifications to the conditions of the Debentures; (x) verify the regularity of the constitution of real, floating and personal guarantees, as well as the value of assets given as guarantee, observing the maintenance of their sufficiency and enforceability pursuant to the provisions established in this Issuance Deed, if applicable; (xi) use information obtained by reason of its participation in the Offer exclusively for the purposes for which it has been contracted; (xii) request, when it deems necessary for the faithful performance of its functions, updated certificates from civil distributors, Public Treasury Courts, Protest Offices, Labor Courts, Public Treasury Attorney's Office, of the locality where the asset given as guarantee is located or the domicile or headquarters of the Issuer; (xiii) request, when it considers necessary, an external audit of the Issuer; (xiv) convene, when necessary, the General Meeting of Debenture Holders in accordance with article 10 of CVM Resolution 17; (xv) attend the General Meeting of Debenture Holders in order to provide the information requested of it; Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 63 (xvi) maintain an updated list of Debenture Holders and their addresses, by requesting information from the Issuer, the Registrar, the Settlement Agent, B3, and for purposes of complying with the provisions of this item, the Issuer and the Debenture Holders, upon subscribing, paying in, or acquiring the Debentures, expressly authorize, as of now, B3, the Settlement Agent and the Registrar to respond to any requests made by the Fiduciary Agent, including regarding the disclosure, at any time, of the ownership position of the Debentures; (xvii) monitor compliance with the clauses contained in this Issuance Deed and all those imposing obligations to do and not to do; (xviii) notify the Debenture Holders regarding any default by the Issuer of financial obligations assumed in this Issuance Deed, including obligations relating to guarantees and clauses intended to protect the interests of Debenture Holders and that establish conditions that must not be breached by the Issuer, indicating the consequences for the Debenture Holders and the measures it intends to take regarding the matter, subject to the deadline provided in article 16, item II, of CVM Resolution 17; (xix) prepare an annual report intended for the Debenture Holders, pursuant to subparagraph (b) of paragraph 1 of article 68 of the Corporations Law and article 15 of CVM Resolution 17, relating to the Issuer's fiscal years, which must contain at least the following information: (a) compliance by the Issuer with its periodic information disclosure obligations, indicating inconsistencies or omissions of which it has knowledge; (b) amendments to the bylaws occurring in the period with material effects for the Debenture Holders; (c) comments on the economic and financial indicators and its capital structure related to clauses intended to protect the interest of the Debenture Holders and that establish conditions that must not be breached by the Issuer; (d) quantity of Debentures issued, quantity of Debentures in Circulation and balance cancelled in the period; (e) redemption, amortization, renegotiation and payment of interest on the Debentures carried out in the period; (f) constitution and applications of the Debentures amortization fund, when applicable; Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 64 (g) allocation of funds raised through the issuance of the Debentures, according to information provided by the Issuer; (h) list of assets and amounts delivered to the administration of the Fiduciary Agent; (i) compliance with other obligations assumed by the Issuer in this Issuance Deed; (j) existence of other securities issuances, public or private, made by the Issuer, by an affiliated, controlled, controlling company or member of the same group as the Issuer in which it has acted in the same fiscal year as fiduciary agent, as well as the following data regarding such issuances: (1) name of the offering company; (2) issue amount; (3) quantity of securities issued; (4) type and guarantees involved; (5) maturity and interest rate; and (6) pecuniary default in the period. (k) declaration regarding the non-existence of a conflict of interest situation that prevents the Fiduciary Agent from continuing to exercise the function. (xx) disclose the information referred to in subparagraph "(j)" of item "(xix)" above on its page on the worldwide computer network as soon as it becomes aware of it; (xxi) make available the report referred to in item "(xix)" above to the Debenture Holders by April 30 of each year, from the end of the fiscal year. The report must be available on the Fiduciary Agent's website; (xxii) send to the Debenture Holders its opinion on the sufficiency of information contained in any proposals for modifications to the conditions of the Debentures; (xxiii) make available to the Debenture Holders and other market participants, at its service center and/or website, the calculation of the outstanding balance of the Debentures; and (xxiv) monitor, through the Cetip – NoMe system, administered and operated by B3 on each payment date, the payment of amounts due, as stipulated in this Issuance Deed. Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 65 8.18. The Fiduciary Agent shall not be obliged to verify the truthfulness of corporate resolutions and acts of the Issuer's management or any document or record that it considers authentic, except for verification of the proper constitution of such documents, as provided in CVM Resolution 17, and that has been sent to it by the Issuer or by third parties at its request, to base its decisions. It shall not, under any circumstances, be responsible for the preparation of these documents, which shall remain under the legal and regulatory obligation of the Issuer, pursuant to applicable legislation. 8.19. Acts or manifestations by the Fiduciary Agent that create liability for the Debenture Holders and/or exonerate third parties from obligations toward them, as well as those related to the due fulfillment of obligations assumed in this Issuance Deed, shall only be valid when previously resolved by the Debenture Holders gathered in a General Meeting of Debenture Holders, subject to the quorums described in Clause 9. 8.20. The Fiduciary Agent's actions are limited to the scope of CVM Resolution 17 and the applicable articles of the Corporations Law, being exempt, in any form or pretext, from any additional liability that has not arisen from applicable legislation. 8.21. In the event of temporary impediments, resignation, liquidation, intervention, extrajudicial liquidation or any other case of vacancy in the fiduciary agent function of the Issuance, a General Meeting of Debenture Holders will be held within a maximum period of 30 (thirty) calendar days from the event that determines it, for the selection of the new fiduciary agent of the Issuance, which may be convened by the Fiduciary Agent itself to be replaced, by the Issuer, by Debenture Holders representing at least 10% (ten percent) of the Outstanding Debentures, or by the CVM. Should the convocation not occur until 15 (fifteen) calendar days before the end of the aforementioned period, it shall be the Issuer's responsibility to effect it, it being understood that the CVM may appoint a provisional substitute while the process of choosing the new fiduciary agent of the Issuance is not consummated. The substitution shall not result in remuneration to the new Fiduciary Agent higher than that now agreed upon. 8.22. Should the Fiduciary Agent not be able to continue exercising its functions due to circumstances arising after this Issuance Deed, it must immediately communicate the fact to the Issuer and to the Debenture Holders, by means of convening a General Meeting of Debenture Holders, requesting its substitution. 8.23. The Debenture Holders are entitled, after the closing of the period for subscription and integration of the totality of the Debentures, to proceed with the substitution of the Fiduciary Agent and the appointment of its substitute, at a General Meeting of Debenture Holders specially convened for this purpose. Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 66 8.23.1. Should the effective substitution of the Fiduciary Agent occur, such substitute shall receive the same remuneration paid to the Fiduciary Agent in all its terms and conditions, with the first annual installment due to the substitute being calculated pro rata temporis from the date of commencement of its function as fiduciary agent of the Issuance. This remuneration may be altered by mutual agreement between the Issuer and the substitute fiduciary agent, provided it is previously approved by the General Meeting of Debenture Holders. 8.23.2. In any event, the substitution of the Fiduciary Agent must be communicated to the CVM and must meet the requirements provided for in CVM Resolution 17 and any subsequent applicable regulations. 8.23.3. The substitution of the Fiduciary Agent on a permanent basis must be the subject of an amendment to the Issuance Deed, which must be filed with JUCERJA, pursuant to Clause 2.3.1 above. 8.23.4. The substitute Fiduciary Agent must, immediately after its appointment, communicate it to the Debenture Holders in the form of a notice pursuant to Clause 4.19 above. 8.23.5. The substitute fiduciary agent shall exercise its functions from the date on which the corresponding amendment to the Issuance Deed is executed, inclusive, until its effective substitution or until all obligations contemplated in this Issuance Deed are fulfilled. 8.23.6. The rules and precepts promulgated by CVM acts in this regard apply to cases of substitution of the Fiduciary Agent. 9. GENERAL MEETING OF DEBENTURE HOLDERS 9.1. General Provisions 9.1.1. The Debenture Holders of each Series may, at any time, in accordance with the provisions of article 71 of the Corporations Law, meet in a general meeting of the respective Series, in order to deliberate on matters of interest to the Debenture Holders of the respective Series collectively ("General Meeting of Debenture Holders"). 9.1.2. Every General Meeting of Debenture Holders shall be held separately for each Series. 9.2. Notice of meeting 9.2.1. The General Meetings of Debenture Holders may be convened by the Fiduciary Agent, by the Issuer, by Debenture Holders holding at least 10% (ten Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 67 percent) of the Debentures in Circulation (as defined below) of the respective Series, as applicable, or by the CVM. 9.2.2. The convocation of the General Meetings of Debenture Holders shall be made by means of a notice published at least 3 (three) times in the press organs indicated in Clause 4.19 above, subject to other rules related to the publication of notice of convocation of general meetings contained in the Corporations Law, applicable regulation and this Issuance Deed, with convocation being waived in the case of the totality of the Debenture Holders of the respective Series. 9.2.3. The provisions of the Corporations Law regarding general meetings of shareholders shall apply to the General Meeting of Debenture Holders, as applicable. 9.2.4. The General Meetings of Debenture Holders must be convened, at first call, with the applicable minimum advance notice, counted from the publication of the first notice, pursuant to the Corporations Law. Should the General Meeting of Debenture Holders not be convened at first call, the convocation for holding a General Meeting of Debenture Holders at second call must be made with the applicable minimum advance notice, pursuant to the Corporations Law. 9.2.5. Regardless of the formalities provided for in applicable legislation and in this Issuance Deed for convocation, a General Meeting of Debenture Holders attended by the holders of all the Debentures in Circulation of the respective Series shall be considered regular. 9.2.6. Resolutions adopted by the Debenture Holders, within the scope of their legal competence, subject to the quorums established in this Issuance Deed, shall be existing, valid and effective before the Issuer and shall bind all Debenture Holders of the respective Series, as applicable, regardless of whether they attended the General Meeting of Debenture Holders of the respective Series or the vote cast at the respective General Meeting of Debenture Holders. 9.2.7. For purposes of constituting any and all installation or deliberation quorums of the General Meetings of Debenture Holders provided for in this Issuance Deed, "Debentures of the First Series in Circulation", "Debentures of the Second Series in Circulation", "Debentures of the Third Series in Circulation" or, jointly, "Debentures in Circulation" means all subscribed Debentures, excluding: (i) those held in treasury by the Issuer; and (ii) those owned by (a) companies of the same Economic Group as the Issuer; (b) controlling shareholders of the Issuer; (c) administrators of the Issuer, including its respective directors and members of the board of directors, (d) members of the fiscal council, if applicable; and/or (e) spouse, Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 68 partner or relatives up to the 3rd (third) degree of any of the persons referred to in the preceding subparagraphs. 9.3. Quorum for Installation 9.3.1. Pursuant to article 71, third paragraph, of the Corporations Law, the General Meetings of Debenture Holders shall be convened (i) at first call, with the presence of holders of Debentures of the respective Series representing at least 50% (fifty percent) plus one of the Debentures in Circulation of the respective Series; and (ii) at second call, with any quorum. 9.4. Quorum for Deliberation 9.4.1. In the deliberations of the General Meetings of Debenture Holders of the respective Series, each Debenture in Circulation shall be entitled to one vote, with the appointment of an agent, whether a Debenture Holder or not, being permitted. Except as provided in Clause 9.4.2 below, or by other quorums expressly provided in other clauses of this Issuance Deed, the matters to be resolved must be approved, including in cases of granting temporary forgiveness (waiver), by the holders of the Debentures of the respective Series representing at least (i) at first call, 50% (fifty percent) plus one of the Debentures of the respective Series present at said General Meeting of Debenture Holders; and (ii) at second call, 50% (fifty percent) plus one of the Debentures of the respective Series present at said General Meeting of Debenture Holders, provided that at least 20% (twenty percent) of the Outstanding Debentures of the respective Series are present at said meeting, and any amendments to the documents related to the Offering, as a result of said resolution, will be made based on the quorums established in this item. 9.4.2. The modification relating to the characteristics and conditions of the Debentures of the respective Series that results in alteration of (i) Remuneration of the Debentures of the respective Series, as the case may be and applicable; (ii) Remuneration Payment Dates of the respective Series or any amounts provided in this Issuance Deed; (iii) Maturity Date or term of the Debentures of the respective Series; (iv) values, amounts and principal amortization dates of the Debentures of the respective Series; (v) Unit Nominal Value; (vi) conditions for Optional Acquisition; (vii) inclusion or alteration of conditions for optional early redemption, redemption offer or extraordinary amortization; (viii) creation of any renegotiation event; may only be approved by the General Meeting of Debenture Holders through favorable resolution of Debenture Holders, in any call, by the holders of the Debentures of the respective Series representing at least 75% (seventy-five percent) of the Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 69 Debentures in Circulation of the respective Series, except for the amendments referred to in Clause 9.4.1 above. 9.4.3. Should the Issuer, for any reason, request from the Debenture Holders of the respective Series, before its occurrence, the granting of prior waiver or prior temporary forgiveness (prior waiver), for the Events of Default provided for in Clauses 6.1.1 and 6.1.2 of this Issuance Deed, such request must be approved at a General Meeting of Debenture Holders of the respective Series, in accordance with the quorums established in Clause 9.4.1 above. 9.4.4. The presence of legal representatives of the Issuer shall be mandatory at General Meetings of Debenture Holders convened by the Issuer, whereas at meetings convened by the Debenture Holders or by the Fiduciary Agent, the presence of legal representatives of the Issuer shall be optional, unless requested by the Debenture Holders or by the Fiduciary Agent, as applicable, in which case it shall be mandatory. 9.4.5. The Fiduciary Agent must attend the General Meetings of Debenture Holders to provide the Debenture Holders with the information requested of it. 9.4.6. The presence at the General Meeting of Debenture Holders of any persons who are not a Party to this Issuance Deed or who do not prove their status as Debenture Holder of the respective Series, through prior presentation of proper identification documents, corporate documents and powers of attorney, shall not be permitted. 9.5. Presiding Panel 9.5.1. The presidency and secretariat of the General Meetings of Debenture Holders shall be the responsibility of the representatives of the Debenture Holders elected by the Debenture Holders present (and for this purpose, the representative of the Fiduciary Agent present at any General Meeting of Debenture Holders may be elected), or those who are designated by the CVM. 10. REPRESENTATIONS OF THE ISSUER 10.1. The Issuer represents and warrants to the Fiduciary Agent, on the date of execution of this Issuance Deed, that: (i) the Issuer is a publicly-held corporation, with valid existence and in regular standing, under the laws of the Federative Republic of Brazil; (ii) it was duly incorporated in accordance with the laws of its jurisdiction, with full powers and authority to own, lease and operate its properties and to conduct its business; Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 70 (iii) it is duly authorized by its competent corporate bodies to execute this Issuance Deed, to issue the Debentures and to fulfill its obligations provided for in this Issuance Deed and in the other documents relating to the Issuance, with all necessary legal and bylaw requirements having been satisfied for such purposes; (iv) the legal representatives who execute this Issuance Deed and the Distribution Agreement have or will have, as applicable, on the respective execution dates, statutory and/or delegated powers to assume, in its name, the obligations now established and, being agents, had the powers legitimately granted, with the respective mandates in full force and effect; (v) the obligations assumed in this Issuance Deed and in the other documents of the Issuance and of the Offer constitute legally valid and binding obligations of the Issuer, enforceable in accordance with their terms and conditions, with the force of an extrajudicial enforceable instrument pursuant to article 784 of Law No. 13,105, of March 16, 2015, as amended ("Code of Civil Procedure"); (vi) the execution of this Issuance Deed, the Distribution Agreement and other documents of the Issuance and the Offering and the fulfillment of the obligations provided in such instruments, do not violate any (a) legal provision, order, sentence or administrative, judicial or arbitral decision that affects the Issuer or any of its assets or properties; (b) contract or instrument to which the Issuer and/or its subsidiaries are a party; or (c) obligation previously assumed by the Issuer, nor will they result in: (1) early maturity of any obligation established in any of these contracts or instruments; (2) termination of any of these contracts or instruments; or (3) creation of any encumbrance on any asset of the Issuer and/or its controlled companies; (vii) except for the information contained in its Reference Form, prepared pursuant to CVM Resolution 80, and available on the CVM's page on the worldwide computer network ("Reference Form"), it holds and all permissions, registrations, authorizations, permits and licenses (including civil, environmental and regulatory) required by federal, state and municipal authorities necessary for the conduct of its activities are valid; (viii) with respect to the Issuer and its Relevant Subsidiaries, have all authorizations, permits, permissions and licenses (including environmental) required by federal, state and municipal authorities that are necessary for the regular fulfillment of the purpose of the concession agreements entered into by the Issuer and/or its Relevant Subsidiaries, all of which are valid, except for those: (a) that are in the timely renewal process; (b) whose applicability is being challenged in good faith or contested by the Issuer and/or the Relevant Subsidiaries, as the case may be, in the judicial or administrative sphere and that have their enforceability and/or effects suspended by judicial or Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 71 administrative decision; (c) by those whose loss, revocation or cancellation does not result in or may cause a Material Adverse Effect and are not being questioned under the terms of item "b" of this item; or (d) in cases where ANEEL, the granting authority or other public authorities unilaterally require or determine the termination of the term of the permits, licenses (including environmental, when applicable), authorizations, concessions or approvals, as applicable, without arising from a breach of obligation by the Issuer; (ix) the information contained in its Reference Form, on the date it was presented, as well as that included in the Offer disclosure material, as applicable, is sufficient, true, consistent, accurate and current; (x) (a) the documents and information provided on the occasion of the Offering including, but not limited to, those contained in this Issuance Deed, will be sufficient, true, accurate, consistent and current, allowing investors interested in subscribing to Debentures to make an informed decision regarding the Offering, and (b) it has no knowledge of information other than that mentioned in item (a) above and as contained in the Offering documents made available that may result in a Material Adverse Effect; (xi) the registration as a securities issuer, in category "A", of the Issuer is current with the CVM, as required by CVM Resolution 80, and its information contained therein and made public is current as required by CVM Resolution 80; (xii) it has not omitted or is aware of any material fact, of any nature, that is within its knowledge, that would cause any of the representations and warranties contained herein to be insufficient, untrue, inaccurate, inconsistent and not current, pursuant to article 24 of CVM Resolution 160; (xiii) its balance sheet and corresponding income statement, including its financial statements relating to the fiscal years ended December 31, 2022, 2023 and 2024, adequately present its financial position on the aforementioned dates and its operating results for the periods ended on such dates. There are no obligations to third parties that are not reflected in the referred financial information (off-balance sheet operations). Such financial information was prepared in accordance with generally accepted accounting principles in Brazil, which were applied consistently in the periods involved, and, since the date of the financial statements, (a) there has been no Material Adverse Effect that has not been disclosed by the Issuer to the market through a material fact notice; (b) there has been no transaction outside the ordinary course of its business that is material to its activities and to this Issuance; and (c) there has been no substantial increase in its indebtedness; Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 72 (xiv) except for the information contained in the Reference Form, the Issuer has not been summoned and/or notified of the existence of any judicial action, administrative or arbitral proceeding, inquiry or pending investigation, including of an environmental nature, involving the Issuer, that may result in a Material Adverse Effect; (xv) it has no connection with the Fiduciary Agent, or knowledge of any fact that would prevent the Fiduciary Agent from fully exercising its functions, pursuant to the Corporations Law and other applicable regulations; (xvi) (a) does not use, directly or indirectly, work in conditions analogous to slavery or child labor; (b) does not encourage, in any way, prostitution; and (c) does not practice acts that are considered a crime against the environment, under the terms of the legislation in force; (xvii) except for the information contained in the Reference Form, (a) the workers of the Issuer are duly registered pursuant to legislation in force; (b) the Issuer complies with the obligations arising from the respective employment contracts and labor and social security legislation in force; (c) the Issuer complies with applicable legislation on environmental protection, as well as public health and safety; (d) holds all permits, licenses, authorizations and approvals necessary for the conduct of its activities, in accordance with applicable environmental legislation; and (e) has all necessary registrations, in accordance with applicable civil and environmental legislation, in all cases, except for (1) non-compliance that is being challenged in good faith and with respect to which a suspensive effect has been obtained; or (2) non-compliance that does not cause a Material Adverse Effect; (xviii) no registration, consent, authorization, approval, license, order, or qualification with any governmental authority or regulatory body (not including in this definition self-regulatory entities) is required for the Issuer to fulfill its obligations under this Issuance Deed or the Debentures, or for the completion of the Issuance, except (a) for the disclosure of the minutes of the Board of Directors Meeting of the Issuer in the electronic system available on the CVM's website; (b) for the filing of the minutes of the Board of Directors Meeting of the Issuer with JUCERJA; (c) for the deposit and registration of the Debentures with B3; (d) for the disclosure of the Issuance Deed in the electronic system available on the CVM's website; and (e) for the registration of the Offering with the CVM as a public offering under the automatic registration procedure for distribution, pursuant to CVM Resolution 160; (xix) the information provided in the context of the Offering (including when requesting the deposit of the Debentures with B3) is sufficient, true, accurate and current so that investors interested in subscribing to Debentures have knowledge of the Issuer, its respective activities and financial situation, the Issuer's responsibilities, in addition to the risks to its activities and any other information relevant to the investment decisions of investors interested in acquiring the Debentures, to the extent required Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 73 under applicable legislation, with the Issuer being responsible for any breach, untruth or inaccuracy in its information; (xx) the documents and information provided to the Fiduciary Agent are correct in their material aspects and are current as of the date they were provided or to which they refer (as applicable); (xxi) it prepared and delivered all tax returns, reports and other information that to its knowledge must be filed, or received extensions of the deadlines for filing these returns, it being understood, except for the information contained in Section 4.4 of the Reference Form, as applicable, that all fees, taxes and other taxes and governmental charges owed by it in any manner, or imposed on it or on any of its assets, rights, properties or assets, or relating to its business, results and profits were fully paid when due, except with respect to those payments that are being challenged in good faith or contested by the Issuer in the judicial or administrative sphere and that have their enforceability and/or effects suspended by judicial or administrative decision; (xxii) it has full knowledge of and fully agrees with the form of disclosure and calculation of the indices described in this Issuance Deed and the form of calculation of the Remuneration, agreed to of its own free will, in observance of the principle of good faith; (xxiii) is current in compliance with all determinations of governmental bodies, agencies, courts or tribunals, that directly impact the conduct of its business, except (a) if such determinations of governmental bodies, agencies, courts or tribunals have their enforceability and/or effects suspended by judicial or administrative decision within 30 (thirty) days from the date of said non-compliance by the Issuer; or (b) if said non-compliance does not result in a Material Adverse Effect; or (c) for the information contained in the Reference Form; (xxiv) complies with all aspects of laws, regulations, administrative rules and determinations of governmental bodies, agencies or courts, applicable to the conduct of its business, except (a) if such laws, regulations, administrative rules and determinations of governmental bodies, agencies or courts, applicable to the conduct of its business have their enforceability and/or effects suspended by judicial or administrative decision within 30 (thirty) days from the date of said non-compliance by the Issuer; or (b) if said non-compliance does not result in a Material Adverse Effect; or (c) the information contained in the Reference Form in force on this date; (xxv) it is current with payment of all obligations of a tax nature (municipal, state and federal), labor, social security, environmental and any other obligations imposed by law, except with respect Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 74 to those payments that (a) are being challenged in good faith or contested by the Issuer, as applicable, in the judicial or administrative sphere and that have their enforceability and/or effects suspended by judicial or administrative decision; or (b) cannot generate a Material Adverse Effect; or (c) the information contained in the Reference Form; (xxvi) except for the information contained in the Reference Form, complies with the provisions of the National Environmental Policy, the Resolutions of CONAMA - National Environment Council and other supplementary environmental legislation and regulations, adopting preventive or remedial measures and actions, intended to avoid and correct any verified environmental damage arising from the activity described in its corporate purpose, in all cases, except for (a) non-compliance that is being challenged in good faith and with respect to which a suspensive effect has been obtained; or (b) non-compliance that does not cause a Material Adverse Effect; (xxvii) there is no violation of any legal or regulatory provision, national or foreign, relating to Anti-Corruption Laws, by the Issuer and its respective controlled companies and administrators, acting in the name and benefit of the Issuer and/or its controlled companies; (xxviii) it maintains internal policies and procedures aimed at ensuring compliance with Anti-Corruption Laws and instructs its respective controlled companies and administrators regarding such rules, prior to the commencement of their activities, as applicable; (xxix) each of its controlled companies was duly incorporated in accordance with the respective laws of their respective jurisdictions, with full powers and authority to own, lease and operate their properties and to conduct their business; (xxx) the opinions and analyses expressed by the Issuer in its Reference Form: (a) were prepared in good faith and consider the relevant circumstances regarding the Issuer and its controlled companies; and (b) are sufficient, true, accurate, consistent and current, being updated on the present date; and (xxxi) it holds just title to all of its real estate assets and other rights and assets held by it. Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 75 11. GENERAL PROVISIONS 11.1. Communications to be sent by any of the Parties pursuant to this Issuance Deed must be made in writing and forwarded to the following addresses: To the Issuer: CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS Rua da Quitanda, nº 196, 9º andar, Centro, CEP 20.091-005 – Rio de Janeiro – RJ C/O: Messrs. Pedro Henrique Costa Motta e Fernando Henrique Costa Pinheiro Tel.: (21) 2514-4625 / (21) 2514-5257 Email: pedro.motta@axia.com / fernando.pinheiro@axia.com To the Fiduciary Agent: VÓRTX DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS LTDA. Rua Gilberto Sabino, nº 215, conjunto 41, sala 2, Pinheiros CEP 05.425-020, São Paulo – SP C/O: Eugênia Souza Telephone: (11) 3030-7177 Email: agentefiduciario@vortx.com.br / pu@vortx.com.br (for pricing purposes) To B3: B3 S.A. – BRASIL, BOLSA, BALCÃO – Balcão B3 Praça Antônio Prado, nº 48, 6º andar CEP 01010-901 – São Paulo – SP C/O: Superintendence of Corporate Securities Offerings and Funds – SCF Tel.: (11) 2565-5061 Email: valores.mobiliarios@b3.com.br 11.1.1. Communications referring to this Issuance Deed shall be considered delivered when received under protocol or with "return receipt" issued by the Brazilian Post Office Company, or by telegram at the addresses above. Communications made by facsimile or electronic mail shall be considered received on the date of their sending, provided that their receipt is confirmed by means of a receipt issued by the machine used by the sender. 11.1.2. Any change to any of the above addresses must be immediately communicated by the Party whose address has been changed. 11.1.3. With the exception of obligations assumed with specific forms of compliance, including but not limited to financial statements, compliance with the obligations agreed upon Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 76 in this Issuance Deed and in the other Issuance documents referring to the sending of documents and periodic information to the Fiduciary Agent shall occur exclusively through the digital platform "VX Informa", made available by the Fiduciary Agent on its page on the worldwide computer network (https://vortx.com.br/). To register, it is necessary to access the page https://portal.vortx.com.br/register and request access to the system. 11.2. Waiver 11.2.1. The waiver of any of the rights arising from this Indenture is not presumed. Accordingly, no delay, omission or liberality in the exercise of any right, power or remedy available to the Fiduciary Agent and/or the Debenture Holders due to any default by the Issuer shall prejudice such rights, powers or remedies, or be interpreted as constituting a waiver thereof or agreement with such default, nor shall it constitute novation or modification of any other obligations assumed by the Issuer in this Issuance Deed or precedent with respect to any other default or delay. 11.3. Veracity of Documentation 11.3.1. Without prejudice to the duty of diligence of the Fiduciary Agent, the Fiduciary Agent shall assume that original documents or authenticated copies of documents sent by the Issuer or by third parties at its request have not been subject to fraud or alteration. The Fiduciary Agent shall not, under any circumstances, be responsible for the preparation of corporate documents of the Issuer, which shall remain under the legal and regulatory obligation of the Issuer, pursuant to applicable legislation. 11.3.2. To provide the specified services and make the necessary decisions with respect to the provisions of this Issuance Deed, the Fiduciary Agent shall not be responsible for verifying the sufficiency, validity, quality, veracity or completeness of corporate resolutions, acts of management or any document or record of the Issuer that it considers authentic and that has been or will be sent to it by the Issuer. 11.4. Independence of Provisions of this Issuance Deed 11.4.1. Should any of the provisions of this Issuance Deed be deemed illegal, invalid or ineffective, all other provisions not affected by such judgment shall prevail, with the Parties committing, in good faith, to replace the affected provision with another that, to the extent possible, produces the same effect. 11.5. Extrajudicial Enforceable Instrument and Specific Performance Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 77 11.5.1. The Debentures and this Issuance Deed constitute extrajudicial enforceable instruments pursuant to items I and III of article 784 of the Code of Civil Procedure, the Parties hereby acknowledging that, regardless of any other applicable measures, the obligations assumed under the terms of this Issuance Deed are subject to specific performance, submitting to the provisions of articles 815 et seq. of the Code of Civil Procedure, without prejudice to the right to declare the early maturity of the Debentures under the terms of this Issuance Deed. 11.5.2. The Parties declare, mutually and expressly, that this Issuance Deed was executed on an irrevocable and irreversible basis, binding their successors for any reason and respecting the principles of probity and good faith, by free, conscious and firm manifestation of will of the Parties and in perfect relation of equity. 11.6. Computation of Time Periods 11.6.1. Except if otherwise specifically provided in this Issuance Deed, the time periods established in this Issuance Deed shall be computed in accordance with the rule prescribed in article 132 of the Civil Code, excluding the first day and including the last day. 11.7. Expenses 11.7.1. The Issuer will bear all costs: (i) arising from the public placement of the Debentures, including all costs related to their deposit with B3; (ii) for registration and publication of all acts necessary for the Issuance, such as this Issuance Deed, its possible amendments and the corporate acts of the Issuer; and (iii) for expenses with the engagement of the Fiduciary Agent, Settlement Agent, Credit Rating Agency, Registrar, and the distribution and trading systems of the Debentures in the primary and secondary markets. 11.8. Amendments 11.8.1. The holding of a General Meeting of Debenture Holders is hereby waived to resolve on: (i) the correction of material errors, whether they are gross errors, typographical or arithmetical errors, (ii) the need to comply with requirements for adaptation to legal or regulatory standards, as well as requests made by the CVM and/or B3, (iii) when material errors are verified, whether it is a gross error, typographical, or arithmetical, or (iv) due to the update of the Parties' registration data, such as change in corporate name, address and telephone number; provided that such amendments do not generate new costs or expenses to the Debenture Holders. Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 78 11.9. Governing Law and Jurisdiction 11.9.1. This Issuance Deed is governed by the Laws of the Federative Republic of Brazil. 11.9.2. The Parties elect the jurisdiction of the District of São Paulo, State of São Paulo, with express waiver of any other, however privileged it may be or may become, as competent to resolve any controversies or disputes arising from or related to this Issuance Deed. 11.10. Digital Signature 11.10.1. For purposes of article 10, paragraph 2, of Provisional Measure No. 2,200-2, of August 24, 2001, the Parties agree and accept that this instrument and any amendment may be signed electronically through Docusign, with digital certificates issued by ICP-Brasil, and such electronic signatures will be legitimate and sufficient to prove (i) the identity of each legal representative, (ii) the intent of each Party to execute this instrument and any amendment, and (iii) the integrity of this instrument and any amendment. 11.10.2. The Parties agree that, for all legal purposes, the date of commencement of the effects of this Issuance Deed shall be the date of this document, even if any of the Parties signs this instrument electronically at a later date, for any reason, in which case the Parties, from this moment, agree to the retroactivity of the effects of this Issuance Deed to the date mentioned herein. In witness whereof, the Parties, binding themselves and their successors, have executed this Issuance Deed electronically. Rio de Janeiro, February 6, 2026. [remainder of page intentionally left blank] Signature page of the "Private Instrument of the Issuance Deed of the 8th (Eighth) Issuance of Simple Debentures, Non-Convertible into Shares, of the Unsecured Type, in up to 3 (Three) Series, for Public Distribution, under the Automatic Registration Procedure, of Centrais Elétricas Brasileiras S.A. - Eletrobras" CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS VÓRTX DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS LTDA. 79 Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC ANNEX I ADJUSTED EBITDA CALCULATION METHODOLOGY Adjusted EBITDA (as defined below) is calculated as follows, namely: Adjusted EBITDA The Issuer's Adjusted EBITDA must have the following composition: Income or Loss for the Period (+) Provision for Income Tax and Social Contribution Tax; (+) Financial Result; (+) Amortization and Depreciation; Adjustments (-) Effects on Result at the Moment of Recognition of Generation Indemnities; (-) Extraordinary Retirement Plan; (-) Operational Provisions/Reversals; (-) Gain on Sale of Controlled Companies; (-) Total Corporate Transmission Revenue; (+) Total Receipt of Permitted Annual Revenue; 80 Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 81 ANNEX II Issuances of the Group in which the Fiduciary Agent Identified that It Provides Fiduciary Agent Services Issuer IF Code Amount: Remuneration . Issuance Series Maturity . Default in the Period Guarantees CENTRAIS ELETRICAS BRASILEIRAS SA ELETROBRAS NC002300UV 6 500,000,000 CDI + 2.1200% 1 2 08/23/202 6 Compliant Guarantee CENTRAIS ELETRICAS BRASILEIRAS SA ELETROBRAS NC002300UV 8 1,000,000,000 CDI + 2.1200% 1 3 08/23/202 7 Compliant Guarantee CENTRAIS ELETRICAS BRASILEIRAS SA ELETROBRAS NC002300UV A 500,000,000 CDI + 2.2000% 1 4 08/23/202 7 Compliant Guarantee CENTRAIS ELETRICAS BRASILEIRAS SA ELETROBRAS NC002300UV B 1,000,000,000 CDI + 2.2000% 1 5 08/23/202 8 Compliant Guarantee CENTRAIS ELETRICAS BRASILEIRAS SA ELETROBRAS ELET32 1,000,000,000 CDI + 1.2000% 2 3 04/24/202 6 Compliant Unsecured CENTRAIS ELETRICAS BRASILEIRAS SA ELETROBRAS ELET42 700,000,000 IPCA + 5.1814% 2 4 05/15/202 9 Compliant Unsecured CENTRAIS ELETRICAS BRASILEIRAS SA ELETROBRAS ELET14 4,000,000,000 IPCA + 6.3170% 4 1 09/15/203 1 Compliant Unsecured Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 82 CENTRAIS ELETRICAS BRASILEIRAS SA ELETROBRAS ELET24 3,000,000,000 CDI + 1.5500% 4 2 09/15/202 8 Compliant Unsecured CENTRAIS ELETRICAS BRASILEIRAS SA ELETROBRAS ELET15 1,988,895,000 CDI + 0.8500% 5 1 04/15/202 9 Compliant Unsecured CENTRAIS ELETRICAS BRASILEIRAS SA ELETROBRAS ELET25 1,019,900,000 CDI + 1.0000% 5 2 04/15/203 1 Compliant Unsecured CENTRAIS ELETRICAS BRASILEIRAS SA ELETROBRAS ELET16 1,630,000,000 IPCA + 6.8770% 6 SINGLE 09/15/203 4 Compliant Unsecured CENTRAIS ELETRICAS BRASILEIRAS SA ELETROBRAS ELET17 1,000,000,000 CDI + 0.8500% 7 SINGLE 11/15/203 5 Compliant Unsecured COMPANHIA HIDRO ELÉTRICA DO SÃO FRANCISCO - CHESF CHSF12 1,000,000,000 CDI + 0.8500% 2 SINGLE 04/15/202 9 Compliant Guarantee COMPANHIA HIDRO ELÉTRICA DO SÃO FRANCISCO - CHESF CHSF13 4,900,000,000 IPCA + 6.7670% 3 SINGLE 06/15/203 1 Compliant Guarantee COMPANHIA HIDRO ELÉTRICA DO SÃO FRANCISCO - CHESF CHSF14 1,336,250,000 CDI + 0.8500% 4 1 09/15/203 1 Compliant Guarantee Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 83 COMPANHIA HIDRO ELÉTRICA DO SÃO FRANCISCO - CHESF CHSF24 566,250,000 CDI + 1.0500% 4 2 09/15/203 4 Compliant Guarantee CENTRAIS ELÉTRICAS DO NORTE DO BRASIL S.A. - ELETRONORTE ELTN15 1,000,000,000 IPCA + 6.3423% 5 SINGLE 04/15/203 1 Compliant Unsecured CENTRAIS ELÉTRICAS DO NORTE DO BRASIL S.A. - ELETRONORTE ELTN16 1,336,250,000 CDI + 0.8500% 6 1 09/15/203 1 Compliant Unsecured CENTRAIS ELÉTRICAS DO NORTE DO BRASIL S.A. - ELETRONORTE ELTN26 566,250,000 CDI + 1.0500% 6 2 09/15/203 4 Compliant Unsecured CENTRAIS ELÉTRICAS DO NORTE DO BRASIL S.A. - ELETRONORTE ELTN17 338,451,000 13.2474% 7 1 07/15/203 2 Compliant Guarantee CENTRAIS ELÉTRICAS DO NORTE DO BRASIL S.A. - ELETRONORTE ELTN27 661,549,000 IPCA + 7.3146% 7 2 07/15/203 2 Compliant Guarantee CENTRAIS ELÉTRICAS DO NORTE DO BRASIL S.A. - ELETRONORTE ELTN37 1,000,000,000 IPCA + 7.2083% 7 3 07/15/203 5 Compliant Guarantee by Others CENTRAIS ELÉTRICAS DO NORTE DO BRASIL S.A. - ELETRONORTE ELTN19 2,000,000,000 CDI + 0.6500% 9 SINGLE 11/15/203 2 Compliant Guarantee Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 84 Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 85 ANNEX III MODEL DROP DOWN AMENDMENT [] AMENDMENT TO THE PRIVATE INSTRUMENT OF THE ISSUANCE DEED OF THE 8TH (EIGHTH) ISSUANCE OF SIMPLE DEBENTURES, NON-CONVERTIBLE INTO SHARES, OF THE UNSECURED TYPE, IN [•] ([•]) SERIES, FOR PUBLIC DISTRIBUTION, UNDER THE AUTOMATIC REGISTRATION PROCEDURE, OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS By this private instrument: (1) CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS, a corporation with registration as a securities issuer, category "A", with the Brazilian Securities and Exchange Commission ("CVM"), in the operational phase, with headquarters in the city of Rio de Janeiro, State of Rio de Janeiro, at Avenida Graça Aranha, No. 26, Store A, Centro, ZIP Code 20030-900, enrolled in the National Register of Legal Entities of the Ministry of Finance ("CNPJ") under No. 00.001.180/0001-26, with its constitutive instruments registered with the Commercial Registry of the State of Rio de Janeiro ("JUCERJA") under NIRE 33.300.346.767, herein represented in accordance with its bylaws ("Issuer" or "AXIA Energia"); (2) VÓRTX DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS LTDA., a financial institution authorized to operate by the Central Bank of Brazil, incorporated as a limited liability business company, with headquarters in the city of São Paulo, State of São Paulo, at Rua Gilberto Sabino, No. 215, suite 41, room 2, Pinheiros, ZIP Code 05425-020, registered with the CNPJ under No. 22.610.500/0001-88, in this act represented pursuant to its articles of association ("Fiduciary Agent"), in its capacity as representative of the holders of Debentures (as defined below); and (3) [CENTRAIS ELÉTRICAS DO NORTE DO BRASIL S.A., a corporation, with open company registration category "B" with the CVM, in operational phase, with headquarters at SCN Setor Comercial Norte, Block No. 6, Set A, Buildings "B" and "C", North Entrance 1 Asa Norte, ZIP Code 70716-901 Brasília, Federal District, registered with the CNPJ under No. 00.357.038/0001-16, with its constitutional documents duly filed with the Commercial Registry of the Federal District ("JUCEDF") under NIRE 53.3.00002819, in this act represented in accordance with its bylaws ("AXIA Energia Norte"). {OR} (4) COMPANHIA DE GERAÇÃO E TRANSMISSÃO DE ENERGIA ELÉTRICA DO SUL DO BRASIL, a corporation, with open company registration category "B" with the CVM, in operational phase, with headquarters in the city of Florianópolis, State of Santa Catarina, at Rua Deputado Antônio Edu Vieira, No. 999, Pantanal, ZIP Code 88040-901, registered with the CNPJ under No. 02.016.507/0001-69, with its constitutional documents duly Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 86 filed with the Commercial Registry of the State of Santa Catarina ("JUCESC") under NIRE 42300057185, in this act represented in accordance with its bylaws ("AXIA Energia Sul"). {OR} (5) COMPANHIA HIDRO ELÉTRICO DO SÃO FRANCISCO - CHESF, a corporation with registration as a securities issuer, category "A", with the Brazilian Securities and Exchange Commission ("CVM"), in operational phase, with headquarters in the city of Recife, State of Pernambuco, at Rua Delmiro Gouveia, No. 333, Edifício André Falcão, San Martin, ZIP Code 50761-901, registered with the CNPJ under No. 33.541.368/0001-16, with its constitutive documents filed with the Commercial Registry of the State of Pernambuco ("JUCEPE") under NIRE 2630004937-6, herein represented in accordance with its bylaws ("AXIA Energia Nordeste").] WHEREAS: (A) at a Meeting of the Board of Directors of AXIA Energia, held on February 6, 2026, the minutes of which were duly filed with JUCERJA on [•] [•], 2026 under No. [•], published in the newspaper "Valor Econômico" on [•] [•], 2026 and simultaneously disclosed in full on the "Valor Econômico" newspaper's website, pursuant to article 62, item I, and article 289, of Law No. 6,404, of December 15, 1976, as amended ("Corporations Law" and "Board of Directors Meeting of AXIA Energia", respectively), the terms and conditions of the 8th (eighth) issuance of simple debentures, non-convertible into shares, of the unsecured type, in up to 3 (three) series, of AXIA Energia ("Issuance" and "Debentures", respectively), were resolved and approved, as provided in article 59, main section and first paragraph of the Corporations Law, which were subject to public distribution, under the automatic registration procedure, without prior analysis by the CVM, intended for professional investors, pursuant to CVM Resolution No. 30, of May 11, 2021, as amended ("Professional Investors"), pursuant to Law No. 6,385, of December 7, 1976, as amended ("Securities Market Law"), CVM Resolution No. 160, of July 13, 2022, as amended ("CVM Resolution 160"); and other applicable legal provisions ("Offering"). (B) on February 6, 2026, AXIA Energia executed, together with the Fiduciary Agent, the "Private Instrument of the Deed of the 8th (Eighth) Issuance of Simple Debentures, Non-Convertible into Shares, of the Unsecured Type, in up to 3 (Three) Series, for Public Distribution, under the Automatic Registration Procedure, of Centrais Elétricas Brasileiras S.A. - Eletrobras", as amended on [•] [•], 2026 by the "First Amendment to the Private Instrument of the Deed of the 8th (Eighth) Issuance of Simple Debentures, Non-Convertible into Shares, of the Unsecured Type, in up to 3 Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 87 (Three) Series, for Public Distribution, under the Automatic Registration Procedure, of Centrais Elétricas Brasileiras S.A. - Eletrobras" ("Issuance Deed"); (C) the Debentures were subscribed to and paid up by the Professional Investors, AXIA Energia thus being the current issuer of the Debentures; (D) pursuant to Clause 6.1.2(ix) of the Issuance Deed, AXIA Energia may assign all rights and obligations assumed in the Issuance Deed to [AXIA Energia Sul {or} AXIA Energia Norte {or} AXIA Energia Nordeste] pursuant to the Issuance Deed ("Authorized Transaction"); provided that (a) the amendment in the form set forth in Annex III to the Issuance Deed is executed; (b) AXIA Energia assumes, through the amendment to the Issuance Deed, the position of guarantor, on a joint and several basis, of the Debentures, and of all obligations to be assumed by [AXIA Energia Sul {or} AXIA Energia Norte {or} AXIA Energia Nordeste] pursuant to the Issuance Deed; (c) AXIA Energia is current with all obligations provided for in the Issuance Deed; and (d) the credit rating of the Issuance assigned in the first credit rating report of the Issuance after the closing of the Authorized Transaction (as defined in the Issuance Deed) is, at minimum, equivalent to or higher than the same level as the credit rating of the Issuance assigned on the date of the last credit rating report of the Issuance prior to the closing of the Authorized Transaction (as defined in the Issuance Deed), so that, for all intents and purposes, [AXIA Energia Sul {or} AXIA Energia Norte {or} AXIA Energia Nordeste] shall become the issuer of the Debentures, assuming, irrevocably and irreversibly, for all legal purposes, in the capacity of debtor and primary payor, all obligations, pecuniary and non-pecuniary, arising from the Debentures ("Drop Down"); (E) at [corporate approval] of [AXIA Energia Sul {ou} AXIA Energia Norte {ou} AXIA Energia Nordeste], held on [] [] 202[], the minutes of which were duly filed with the Commercial Registry of the State of [] on [•] [•] 202[] under No. [•], published in the newspaper "[]" on [•] [•] 2025 and simultaneously disclosed in full on the "[]" newspaper's website, with digital certification of the authenticity of documents maintained on its own pages issued by a certifying authority accredited within the Brazilian Public Key Infrastructure (ICP-Brasil), pursuant to article 62, item I, and article 289, of the Corporations Law, the assumption of the rights and obligations of the Issuance Deed was approved, causing [AXIA Energia Sul {or} AXIA Energia Norte {or} AXIA Energia Nordeste] to become the issuer of the Debentures ("Assumption Approval"); and (F) the Parties wish to execute this Amendment to formalize and govern the Drop Down. Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 88 THEREFORE, the Parties, by mutual agreement and in proper legal form, hereby execute this "[] Amendment to the Private Instrument of the Issuance Deed of the 8th (Eighth) Issuance of Simple Debentures, Non-Convertible into Shares, of the Unsecured Type, in [] ([]) Series, for Public Distribution, under the Automatic Registration Procedure, of Centrais Elétricas Brasileiras S.A. - Eletrobras" ("Amendment"), which shall be governed by the following clauses and conditions. 1. DEFINITIONS AND INTERPRETATIONS 1.1. Definitions. For purposes of this Amendment (including the preamble above), unless otherwise expressly stated herein, words and expressions written in capital letters shall have the meanings attributed in the Issuance Deed. 1.2. Interpretations. Unless the context otherwise requires, this Amendment shall be interpreted as the Issuance Deed is interpreted, subject to the provisions of Clause 2 of the Issuance Deed. 2. CORPORATE AUTHORIZATION 2.1. This Amendment is executed in accordance with the AXIA Energia RCA, with the [] Approval, with the Assumption Approval and with the provisions of the Issuance Deed. 2.2. This Amendment is executed to reflect the Drop Down and other business amendments related to the Drop Down. 3. REQUIREMENTS 3.1. Disclosure of the Amendment 1.1.2 [AXIA Energia Sul {or} AXIA Energia Norte {or} AXIA Energia Nordeste] must disclose this Amendment in the electronic system available on the CVM's page on the worldwide computer network within 7 (seven) Business Days from the respective execution date, without prejudice to [AXIA Energia Sul {or} AXIA Energia Norte {or} AXIA Energia Nordeste] observing other requirements that may be established by the CVM, pursuant to article 62, § 5, of the Corporations Law. 1.1.3 By virtue of the guarantee provided by AXIA Energia, this Amendment and any new amendments to the Issuance Deed shall be duly registered with the competent Registry of Deeds and Documents of the jurisdiction of [AXIA Energia Sul {or} AXIA Energia Norte {or} AXIA Energia Nordeste {or^} AXIA Energia], namely, the city of [], State of [] (“RTD Registry”). Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 89 1.1.4 [AXIA Energia Sul {or} AXIA Energia Norte {or} AXIA Energia Nordeste] must, at its own cost and exclusive expense, (i) within up to 10 (ten) Business Days from the respective execution date of this Amendment, obtain the registration of this Amendment with the Registry of Deeds and Documents; and (ii) deliver to the Fiduciary Agent, as applicable, 1 (one) physical copy or 1 (one) electronic copy (PDF) containing the digital seal, if the registration is electronic, of this Amendment, within up to 5 (five) Business Days from the date of obtaining such registration. 4. SUBJECT MATTER OF THE AMENDMENT 4.1. The Parties, by means of this Amendment, decide to alter the entire text of the Issuance Deed to reflect the Drop Down, which shall be in force in the form of Annex A below. 5. REPRESENTATIONS AND RATIFICATIONS 5.1. The parties, in this act, reiterate all obligations assumed and all representations and warranties provided in the Issuance Deed, which apply to this Amendment, as if they were transcribed herein. 5.2. AXIA Energia represents and warrants, in this act, that all representations and warranties provided for in the Issuance Deed remain true, consistent, correct, sufficient and fully valid and effective on the execution date of this Amendment. 5.3. The amendments made to the Issuance Deed by means of this Amendment do not constitute novation, whereby all obligations, clauses, terms and conditions provided for in the Issuance Deed that have not been expressly amended by this Amendment remain valid and in force. 6. GENERAL PROVISIONS 6.1. Waiver of any of the rights arising from this Amendment and from the Issuance Deed is not presumed. Accordingly, no delay, omission or liberality in the exercise of any right, power or remedy available to any of the Parties due to any default shall prejudice such rights, powers or remedies, or be interpreted as constituting a waiver thereof or agreement with such default, nor shall it constitute novation or modification of any other obligations assumed in this Amendment or in the Issuance Deed or precedent with respect to any other default or delay. 6.2. The obligations assumed in this Amendment have an irrevocable and irreversible character, binding the Parties themselves and their successors, for any reason, to its full compliance. Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 90 6.3. Should any of the provisions of this Amendment be deemed illegal, invalid or ineffective, all other provisions not affected by such judgment shall prevail, with the Parties committing, in good faith, to replace the affected provision with another that, to the extent possible, produces the same effect. 6.4. This Amendment constitutes an extrajudicial enforceable instrument, pursuant to article 784, items I and III, of Law No. 13,105, of March 16, 2015, as amended ("Code of Civil Procedure"), the Parties being aware that, regardless of any other applicable measures, the obligations assumed under the terms of this Amendment are subject to specific performance, submitting to the provisions of articles 497 et seq., 538 and the articles on the various types of execution (article 797 et seq.), all of the Code of Civil Procedure, without prejudice to the right to declare the early maturity of the obligations arising from the Debentures, under the terms provided in the Issuance Deed. 6.5. The Parties acknowledge that the declarations of intent of the contracting parties through digital signature are presumed to be true in relation to the signatories when (i) the certification process made available by the Brazilian Public Key Infrastructure – ICP-Brasil or (ii) another means of proving the authorship and integrity of the document in electronic form is used, provided it is admitted as valid by the parties or accepted by the person to whom the document is presented, as permitted by article 10 and its paragraphs of Provisional Measure No. 2,200, of August 24, 2001, in force in Brazil ("Provisional Measure 2,200"), recognizing this form of contracting by electronic, digital and computer means as valid and fully effective, constituting an extrajudicial enforceable instrument for all legal purposes. In the manner provided above, this Amendment, as well as its annexes, may be signed digitally by electronic means as provided in this Clause. 7. GOVERNING LAW AND JURISDICTION 7.1. This Amendment shall be governed by and interpreted in accordance with the Laws of the Federative Republic of Brazil. 7.2. The Parties elect the jurisdiction of the District of São Paulo, State of São Paulo, as the sole competent forum to resolve any issues or disputes arising from this Amendment, expressly waiving any other, however privileged it may be or may become. In witness whereof, being thus agreed, the Parties execute this Amendment electronically, so that it may produce its legal and proper effects, which binds the Parties and their successors for any reason. São Paulo, [•] [•], 20[•]. [Signature fields to be included] Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC ANNEX A – CONSOLIDATED DEBENTURE ISSUANCE DEED [Consolidated Debenture Issuance Deed on the next page.] [Remainder of this page intentionally left blank.] 91 Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC ANNEX IV MODEL AMENDMENT BOOKBUILDING PROCEDURE FIRST AMENDMENT TO THE PRIVATE INSTRUMENT OF ISSUANCE DEED OF THE 8TH (EIGHTH) ISSUANCE OF SIMPLE DEBENTURES, NON-CONVERTIBLE INTO SHARES, OF THE UNSECURED TYPE, IN UP TO 3 (THREE) SERIES, FOR PUBLIC DISTRIBUTION, UNDER THE AUTOMATIC REGISTRATION PROCEDURE, OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS By this private instrument, on the one hand, (1) CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS, a corporation with registration as a securities issuer, category "A", with the Brazilian Securities and Exchange Commission ("CVM"), in the operational phase, with headquarters in the city of Rio de Janeiro, State of Rio de Janeiro, at Avenida Graça Aranha, No. 26, Store A, Centro, ZIP Code 20030-900, enrolled in the National Register of Legal Entities of the Ministry of Finance ("CNPJ") under No. 00.001.180/0001-26, with its constitutive instruments registered with the Commercial Registry of the State of Rio de Janeiro ("JUCERJA") under NIRE 33.300.346.767, herein represented in accordance with its bylaws ("Issuer"); and, on the other hand, (2) VÓRTX DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS LTDA., a financial institution authorized to operate by the Central Bank of Brazil, incorporated as a limited liability business company, with headquarters in the city of São Paulo, State of São Paulo, at Rua Gilberto Sabino, No. 215, suite 41, room 2, Pinheiros, ZIP Code 05425-020, registered with the CNPJ under No. 22.610.500/0001-88, in this act represented pursuant to its articles of association ("Fiduciary Agent"), in its capacity as representative of the holders of Debentures (as defined below); the Issuer and the Fiduciary Agent being hereinafter referred to, jointly, as "Parties" and, individually and interchangeably, as "Party"; WHEREAS: (A) at a Meeting of the Board of Directors of the Issuer, held on February 6, 2026 ("Board of Directors Meeting of the Issuer"), the minutes of which were filed with JUCERJA under No. [], on [] [] 2026 and published in the newspaper "Valor Econômico" ("Issuer's Publication Newspaper"), on [] [], 2026, with simultaneous disclosure of its full content on the Issuer's Publication Newspaper's website, which must provide digital certification of the authenticity of documents maintained on its own pages issued by a certifying authority accredited within the Brazilian Public Key 92 Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 93 Infrastructure (ICP-Brasil), pursuant to article 289 of Law No. 6,404, of December 15, 1976, as amended ("Corporations Law"), it was resolved on, among other matters, the completion of the 8th (eighth) issuance of simple debentures, non-convertible into shares, of the unsecured type, in up to 3 (three) series, of the Issuer ("Issuance" and "Debentures", respectively), for public distribution, under the automatic registration procedure, without prior analysis by the CVM, intended for Professional Investors (as defined in the Issuance Deed (as defined below)), pursuant to article 59 of the Corporations Law, Law No. 6,385, of December 7, 1976, as amended, CVM Resolution No. 160, of July 13, 2022, as amended, and other applicable legal provisions ("Offering"), as well as their respective terms and conditions, and the execution of the Issuance Deed, its subsequent amendments, and other documents of the Offering and the Issuance to which the Issuer is a party, as well as their respective terms and conditions; (B) the Parties executed, on February 6, 2026, the "Private Instrument of the Issuance Deed of the 8th (Eighth) Issuance of Simple Debentures, Non-Convertible into Shares, of the Unsecured Type, in up to 3 (Three) Series, for Public Distribution, under the Automatic Registration Procedure, of Centrais Elétricas Brasileiras S.A. - Eletrobras" ("Issuance Deed"); (C) the Issuance, as well as the execution of this First Amendment (as defined below), have already been approved by the Issuer through the Issuer's RCA; (D) on [] [] 2026, the Bookbuilding Procedure (as defined in the Issuance Deed) was carried out, subject to the provisions of the Issuance Deed, to verify the demand for the Debentures, in order to define (i) the final quantity of Debentures in each Series (as defined in the Issuance Deed), considering the possible exercise of the Additional Lot Option (as defined in the Issuance Deed), subject to the Minimum Amount (as defined in the Issuance Deed) and the Maximum Amount (as defined in the Issuance Deed); (ii) the existence of the Debentures of the First Series (as defined in the Issuance Deed) and the Debentures of the Second Series (as defined in the Issuance Deed); (iii) the final rate of the Remuneration (as defined in the Issuance Deed) of the Debentures of each Series (as defined in the Issuance Deed), subject to the Ceiling Rate (as defined in the Issuance Deed) of each of the Series; and (iv) the total value of the Issuance, the Parties being authorized and obligated to execute this amendment to the Issuance Deed, pursuant to Clauses 2.3.2 and 3.8.2 of the Issuance Deed, in order to reflect the result of the Bookbuilding Procedure, without the need for new corporate approval by the Issuer or Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 94 holding of a General Meeting of Debenture Holders to approve the matters of this First Amendment; and (E) the Debentures have not yet been subscribed to and paid up, so that it is not necessary to hold a General Meeting of Debenture Holders (as defined in the Issuance Deed) to approve the matters of this First Amendment. RESOLVE to execute this "First Amendment to the Private Instrument of the Issuance Deed of the 8th (Eighth) Issuance of Simple Debentures, Non-Convertible into Shares, of the Unsecured Type, in up to 3 (Three) Series, for Public Distribution, under the Automatic Registration Procedure, of Centrais Elétricas Brasileiras S.A. - Eletrobras" ("First Amendment"), to reflect the result of the Bookbuilding Procedure, pursuant to the following Clauses and conditions. Capitalized terms used herein, whether in singular or plural, shall have the meaning attributed to them in the Issuance Deed. 1. AMENDMENTS 1.1. In view of the completion of the Bookbuilding Procedure, the Parties resolve to amend the wording of Clauses 3.4.1, 3.5.1, 3.8.1, 4.8, 4.11.1, 4.11.2 and 4.11.3 in order to reflect the result of the Bookbuilding Procedure, so that such Clauses shall be in force with the following wording: "3.4.1 The Issuance is carried out in [●] ([●]) series ("[●] Series" and, jointly, "Series"). For purposes of this Issuance Deed, "Debentures of the [●] Series" means the Debentures issued under the [●] Series; "Debentures of the Second Series" means the Debentures issued under the Second Series; and "Debentures of the Third Series" means the Debentures issued under the Third Series" "3.5.1 The total amount of the Issuance is R$ [●] ([●]) ("Total Amount of the Issuance")" “3.8.1 An investment intention collection procedure was adopted, organized by the Coordinators, with or without receipt of reservations, pursuant to articles 61 and 62 of CVM Resolution 160, as well as pursuant to the Distribution Agreement, to verify demand for the Debentures, which defined (i) the final quantity of Debentures in each Series; (ii) the final rate of Remuneration of the Debentures of each Series; and (iii) the Total Issuance Amount ("Bookbuilding Procedure")." "4.8.1 [●] ([●]) Debentures shall be issued on the Issuance Date ("Total Quantity of Debentures")." Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 95 “4.11. Remuneration. 4.11.1. Remuneration of the Debentures of the First Series. Interest corresponding to [●]% ([●]) per annum, on a 252 (two hundred and fifty-two) Business Days basis, shall accrue on the Updated Unit Nominal Value of the Debentures of the First Series ("Remuneration of the Debentures of the First Series"). The Remuneration of the Debentures of the First Series shall be calculated exponentially and cumulatively pro rata temporis for Business Days elapsed from the Profitability Start Date of the Debentures of the First Series or the immediately preceding Remuneration Payment Date of the Debentures of the First Series (inclusive), as applicable, until the date of actual payment (exclusive). The calculation of the Remuneration of the Debentures of the First Series shall follow the following formula: 𝐽 = 𝑉𝑁𝑎 ∗ (𝐹𝑎𝑡𝑜𝑟 𝐽𝑢𝑟𝑜𝑠 − 1) where: J = unit value of the Remuneration of the Debentures of the First Series due at the end of the Capitalization Period calculated to 8 (eight) decimal places, without rounding. VNa = Updated Unit Nominal Value of the Debentures of the First Series calculated to 8 (eight) decimal places, without rounding; InterestFactor = Fixed interest factor calculated to 9 (nine) decimal places, with rounding, determined as follows: DP InterestFactor rate 1 252 Where: 100 Rate = [=]% ([=]). DP = number of Busi ness Days between the Profitability Start Date of the Debentures of the First Series or the immediately preceding Remuneration Payment Date of the Debentures of the First Series, inclusive, as Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 96 applicable, and the calculation date, exclusive, "DP" being a whole number.” “4.12.1. Remuneration of the Debentures of the Second Series. Interest corresponding to [●]% ([●]) per annum, on a 252 (two hundred and fifty-two) Business Days basis, shall accrue on the Updated Unit Nominal Value of the Debentures of the Second Series ("Remuneration of the Debentures of the Second Series"). The Remuneration of the Debentures of the Second Series shall be calculated exponentially and cumulatively pro rata temporis for Business Days elapsed from the Profitability Start Date of the Debentures of the Second Series or the immediately preceding Remuneration Payment Date of the Debentures of the Second Series (inclusive), as applicable, until the date of actual payment (exclusive). The calculation of the Remuneration of the Debentures of the Second Series will comply with the following formula: 𝐽 = 𝑉𝑁𝑎 ∗ (InterestFactor − 1) where: J = unit value of the Remuneration of the Debentures of the Second Series due at the end of the Capitalization Period calculated to 8 (eight) decimal places, without rounding. VNa = Updated Unit Nominal Value of the Debentures of the Second Series calculated to 8 (eight) decimal places, without rounding; InterestFactor = Fixed intere st factor calculated to 9 (nine) decimal places, with rounding, determined as follows: DP InterestFactor rate 1 252 Where: 100 Rate = [=]% ([=]). DP = number of Business Days between the Profitability Start Date of the Debentures of the Second Series or the immediately preceding Remuneration Payment Date of the Debentures of the Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 97 Second Series, inclusive, as applicable, and the calculation date, exclusive, "DP" being a whole number. ““4.13.1. Remuneration of the Debentures of the Third Series. Interest corresponding to [●]% ([●]) per annum, on a 252 (two hundred and fifty-two) Business Days basis, shall accrue on the Updated Unit Nominal Value of the Debentures of the Third Series ("Remuneration of the Debentures of the Third Series"). The Remuneration of the Debentures of the Third Series shall be calculated exponentially and cumulatively pro rata temporis for Business Days elapsed from the Profitability Start Date of the Debentures of the Third Series or the immediately preceding Remuneration Payment Date of the Debentures of the Third Series (inclusive), as applicable, until the date of actual payment (exclusive). The calculation of the Remuneration of the Debentures of the Third Series will comply with the following formula: 𝐽 = 𝑉𝑁𝑎 ∗ (InterestFactor − 1) where: J = unit value of the Remuneration of the Debentures of the Third Series due at the end of the Capitalization Period calculated to 8 (eight) decimal places, without rounding. VNa = Updated Unit Nominal Value of the Debentures of the Second Series calculated to 8 (eight) decimal places, without rounding; InterestFactor = Fixed interest factor calculated to 9 (nine) decimal places, with rounding, determined as follows: DP InterestFactor rate 1 252 Where: 100 Rate = [=]% ([=]). DP = number of Business Days between the Profitability Start Date of the Debentures of the Third Series or the immediately preceding Remuneration Payment Date Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 98 of the Debentures of the Third Series, inclusive, as applicable, and the calculation date, exclusive, "DP" being a whole number.” 1.2. Finally, in view of the completion of the Bookbuilding Procedure, the Parties resolve to delete Clauses 2.3.2, 3.4.2, 3.4.3, 3.8.2, 3.11, 4.8.2, 4.11.1.1, 4.11.2.1 and 4.11.3.1 from the Issuance Deed. 2. GENERAL PROVISIONS 2.1. All terms and conditions of the Issuance Deed that have not been expressly amended by this First Amendment are, in this act, ratified and remain in full force and effect, with the "General Provisions" provided for in Clause 11 of the Issuance Deed applying to this First Amendment as if they were transcribed herein. 2.2. The Issuer represents and warrants that the representations provided in Clause 10 of the Issuance Deed remain true, correct and fully valid and effective on the execution date of this First Amendment. 2.3. This First Amendment shall be duly disclosed in the electronic system available on the CVM's page on the worldwide computer network within 7 (seven) Business Days from the execution date of this Amendment, pursuant to article 33, item XVII, and paragraph 8 of CVM Resolution 80 and article 62, item I, and paragraph 5 of the Corporations Law. 2.4. Should any of the provisions of this First Amendment be deemed illegal, invalid or ineffective, all other provisions not affected by such judgment shall prevail, with the Parties committing, in good faith, to replace the affected provision with another that, to the extent possible, produces the same effect. 2.5. This First Amendment and the Debentures constitute an extrajudicial enforceable instrument, pursuant to article 784, items I and III, of Law No. 13,105, of March 16, 2015, as in force ("Code of Civil Procedure"), and the obligations contained therein are subject to specific performance, in accordance with articles 815 and following of the Code of Civil Procedure. 2.6. For purposes of article 10, paragraph 2, of Provisional Measure No. 2,200-2, of August 24, 2001, the Parties agree and accept that this First Amendment may be signed electronically through DocuSign, with digital certificates issued by ICP-Brasil, and such electronic signatures shall be legitimate and sufficient to prove (i) the identity of each legal representative, (ii) each Party's intention to execute this instrument and (iii) the integrity of this instrument and any amendments. Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 99 2.7. The Parties agree that, for all legal purposes, the date of commencement of the effects of this First Amendment shall be the date of this document, even if any of the Parties signs this First Amendment electronically at a later date, for any reason, in which case the Parties, from this moment, agree to the retroactivity of the effects of this instrument to the date mentioned herein. 2.8. This First Amendment is governed by the laws of the Federative Republic of Brazil. 2.9. The Parties elect the jurisdiction of the District of São Paulo, State of São Paulo, with express waiver of any other, however privileged it may be or may become, as competent to resolve any controversies or disputes arising from or related to this First Amendment. In witness whereof, being thus agreed, the Parties, binding themselves and their successors, execute this First Amendment electronically. Rio de Janeiro, [] [] 2026. [signatures follow on the following pages] [remainder of this page intentionally left blank] Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 100 ANNEX V DESCRIPTION OF THE INVESTMENT PROJECT MME Protocol 48340.000733/2026-67 Corporate Name and CNPJ of the Priority Project Holder Santo Antônio Energia S.A.; CNPJ: 09.391.823/0001-60 Priority Sector in which the Project is Classified Energy - Generation from renewable sources (Art. 4, III, point "a") Project Name HPP Santo Antônio Project Object Payment of future expenses or reimbursement of expenditures, expenses or debts related to projects for investment in CAPEX related to the implementation, operation, maintenance and modernization of the UHE Santo Antônio, subject of MME Concession Agreement No. 01/2008. Project Objective Generation of renewable electric energy for commercialization in the free and regulated energy markets. Project Start Date March/2012 Estimated Project Closure Date October/2047 Current Project Phase The Santo Antônio HPP has been in operation since 03.30.2012. Social or environmental benefits arising from the implementation of the Project The HPP generates jobs in the region, as well as revenues for the municipality, fostering local development. In addition, the project owner is part of the Axia group, which is committed to sustainable development and the preservation of the areas around its projects. It is noteworthy that, in its business, the Axia group considers aspects related to climate change, including goals to reduce and neutralize its emissions. The group also makes various social investments and adopts a continuous practice of forming partnerships in support of social programs. Docusign Envelope ID: 05CC009A-7792-4B9A-86C7-B01755B4D2EC 101 Estimated volume of financial resources required to carry out the Project R$ 19,927,000,000.00 Estimated volume of financial resources to be raised with the Issue R$ 2,000,000,000.00 Percentage that is estimated to be raised with the Debentures in view of the Project's financial resources needs 10.04%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 13, 2026

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.